As filed with the Securities and Exchange Commission on August 8, 2005

Registration No. 333-117046

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

on Form S-3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alloy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3310676
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

151 West 26th Street, 11th Floor, New York, New York, 10001

(212) 244-4307

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew C. Diamond

Chief Executive Officer

Alloy, Inc.

151 W 26th Street, Suite 11th Floor

New York NY 10001

(212) 244-4307

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James K. Johnson, Jr. Chief Financial Officer Alloy, Inc. 151 W 26th Street, Suite 11th Floor New York NY 10001 (212) 244-4307	Megan N. Gates, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-117046

PROSPECTUS

Alloy, Inc.

91,249 Shares of Common Stock and Preferred Stock Purchase Rights

$47,100,000 Aggregate Principal Amount of Alloy, Inc. 5.375% Convertible Senior

Debentures due 2023 and Shares of Common Stock and Preferred Stock Purchase Rights

Issuable Upon Conversion of the Debentures

We have prepared this prospectus to allow the selling stockholders we describe to sell up to 91,249 shares of our common stock. The selling stockholders acquired and may acquire the shares being registered hereby in connection with our acquisition of InSite Advertising, Inc. (“InSite”). We also sold $69,300,000 aggregate principal amount of our 5.375% Convertible Senior Debentures due 2023 in private transactions, which closed July 23, 2003 and August 20, 2003, $22,200,000 of which were sold pursuant to the Registration Statement on Form S-3 previously filed with the Commission on October 17, 2003 (Registration No. 333-109786). Selling debentureholders may use this Prospectus to resell from time to time their debentures and the shares of common stock issuable upon conversion of the debentures. We will not receive any of the proceeds from the sale of any of these securities.

We are filing this Post-Effective Amendment No. 1 on Form S-3 to the Registration Statement on Form S-1 of which this prospectus forms a part in order to update the information in the prospectus and to reflect the filing of our Annual Report on Form 10-K and audited financial statements for our fiscal year ended January 31, 2005.

DEBENTURES; CONVERSION

We pay 5.375% interest per annum on the outstanding principal amount of each debenture, payable semi-annually in arrears on February 1 and August 1 of each year beginning on February 1, 2004. The debentures will mature on August 1, 2023.

The debentures are convertible at the holder’s option into shares of our common stock at an initial conversion price of $8.375 per share, which is equal to a conversion rate of approximately 119.403 shares per $1,000 principal amount of debentures, subject to adjustment, under the following circumstances only:

•	during any “Conversion Period” (which is any period from and including the thirtieth trading day in any fiscal quarter of ours to, but not including, the thirtieth trading day in the immediately following fiscal quarter) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 110% of the conversion price on that 30th trading day,

•	on or before August 15, 2018, during any 5 business day period immediately following any 10 consecutive trading-day period (the “Debenture Measurement Period”) in which the average trading price for the debentures during that Debenture Measurement Period was less than 98% of the average conversion value for the debentures during such Debenture Measurement Period,

•	upon the occurrence of certain specified corporate transactions, or

•	if we have called the debentures for redemption.

DEBENTURE REDEMPTION AND REPURCHASE

We may not redeem the debentures prior to August 1, 2008. Thereafter, we may redeem the debentures, in whole or in part, at the redemption prices specified elsewhere in this prospectus. See “Description of the Debentures—Optional Redemption.”

Debenture holders may require us to repurchase for cash all or a portion of their debentures on August 1, 2008, 2013 and 2018 at a repurchase price equal to 100% of the principal amount of their debentures plus any accrued and unpaid interest to, but excluding, the date of repurchase.

Debenture holders may require us to repurchase for cash all or a portion of their debentures upon a change of control, in certain circumstances and subject to certain conditions. In such case, we will pay a repurchase price equal to 100% of the principal amount of the debentures being repurchased plus accrued and unpaid interest to, but excluding, the repurchase date.

The debentures originally sold in private placement transactions are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTALSM Market. We do not intend to list the debentures on any other national securities exchange or in any automated quotation system.

Our common stock is traded on the Nasdaq National Market under the trading symbol “ALOY.” On July 22, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $5.25 per share.

Investing in our common stock and debentures involves risks.

See “ Risk Factors That May Affect Future Results” beginning on page 5.

Neither the Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

This prospectus is dated                     .

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor any distribution of the debentures or shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the debentures or common stock. You should carefully read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before you decide whether to invest in the debentures or common stock. References to “we,” “our,” “our company,” “us,” “the Company” or “Alloy” refer to Alloy, Inc.

Overview

We are a media, marketing services, direct marketing and retail company primarily targeting Generation Y, the approximately 60 million boys and girls in the United States between the ages of 10 and 24. Our business is currently comprised of two distinct divisions: Alloy Media + Marketing and Alloy Merchandising Group. On May 31, 2005, we announced that the Alloy Merchandising Group business segment will be spun off to shareholders and will become an independent publicly-traded entity (the “Spin-Off”). The Spin-Off transaction is expected to be completed by the fourth quarter of 2005 and is subject to certain conditions. Accordingly, the businesses that comprise this segment will no longer form a part of our business following the Spin-Off, if completed.

Alloy Media + Marketing is a business that provides targeted media and promotional programs for advertisers who want to market to Generation Y. This business is a non-traditional advertising company and uses, among other methods, print media, display media boards, database marketing, websites, promotional events, and on-campus marketing programs to reach Generation Y consumers.

Alloy Merchandising Group is a retail business that sells apparel and accessories to Generation Y via mall-based stores, catalogs and the Internet under the brand names dELiA*s, Alloy and CCS. On May 31, 2005, we entered into an Asset Purchase Agreement pursuant to which we agreed to sell substantially all of the assets and liabilities related to our Dan’s Competition (“Dan’s Comp”) merchandise brand to XP Innovation LLC, a limited liability company formed and owned by the existing management of Dan’s Comp, none of whom is an executive officer or director of Alloy, in consideration of a cash payment of $13 million, subject to working capital adjustments. The transaction closed on June 1, 2005. Our consolidated financial statements have been restated to reflect Dan’s Comp as a discontinued operation.

As a result of our widely circulated catalogs, our retail stores and our database of 31 million Generation Y consumers, we believe that our brands are well-known and popular with our target audience. We believe we are the only Generation Y-focused media company that combines significant marketing reach with a comprehensive consumer database, providing us with a deep understanding of the youth market. The youth market is large. According to the United States Census Bureau, about 35% of the United States population is under the age of 24. According to studies by Harris Interactive, the projected annual income for 8-21 year old persons is about $199 billion and annual spending is about $148 billion per year—about $2,500 in spending per person. Harris Interactive studies have also shown that the college market is large and influential, with approximately 14.1 million college students in the United States who control about $24 billion annually in discretionary spending.

We were incorporated in January 1996, launched an e-commerce website in August 1996 and began generating meaningful revenues in August 1997 following the distribution of our first Alloy catalog. Since then, we have grown rapidly, both organically and through the completion of strategic acquisitions. Our consolidated revenues from continuing operations have increased from $2.0 million for the fiscal year ended January 31, 1997 to $382.3 million for the fiscal year ended January 31, 2005. Our principal executive offices are located at 151 W. 26th Street, 11th Floor, New York, NY 10001. Our telephone number is (212) 244-4307.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated.

Years ended January 31,					Three months ended April 30, 2005
2001	2002	2003	2004	2005
(a)	(b)	6.5	(c)	(d)	(e)

These ratios have been calculated by dividing (i) income before income taxes plus fixed charges (adjusted for capitalized interest) by (ii) fixed charges. Fixed charges consist of interest incurred (expensed or capitalized), preferred stock dividends and accretion of discount and the portion of rent expense (one-third) on our operating leases which we believe is deemed representative of interest.

(a)	Due to our loss for the fiscal year ended January 31, 2001 (“fiscal 2000”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $29.689 million to achieve a coverage of 1:1.

(b)	Due to our loss for the fiscal year ended January 31, 2002 (“fiscal 2001”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $19.857 million to achieve a coverage of 1:1.

(c)	Due to our loss for the fiscal year ended January 31, 2004 (“fiscal 2003”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $64.505 million to achieve a coverage of 1:1.

(d)	Due to our loss for the fiscal year ended January 31, 2005 (“fiscal 2004”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $94.878 million to achieve a coverage of 1:1.

(e)	Due to our loss for the three months ended April 30, 2005, the ratio coverage was less than 1:1. We must generate additional earnings of $5.007 million in the subsequent nine months to achieve a coverage of 1:1.

THE COMMON STOCK OFFERING

Issuer	Alloy, Inc.

Securities Offered	91,249 shares of our common stock, par value $0.01 per share.

Nasdaq National Market Symbol for our Common Stock	ALOY

THE DEBENTURE OFFERING

Issuer	Alloy, Inc.

Securities Offered	$47,100,000 aggregate principal amount of our 5.375% Convertible Senior Debentures due 2023.

Maturity Date	August 1, 2023 unless earlier redeemed, repurchased or converted.

Ranking	The debentures are our senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

Interest Payment Dates	February 1 and August 1, beginning February 1, 2004.

Interest Rate	5.375% per annum.

Conversion Right	Each Holder may convert all or any part of that holder’s debentures prior to the close of business on such debenture’s stated maturity date under any of the following circumstances:

during any fiscal quarter if the closing sale price per share of our common stock for a period of at least 20 consecutive trading days during the 30 consecutive trading day period ending on the last day of the preceding fiscal quarter is more than 110% of the conversion price in effect on that thirtieth day;

•      on or before August 1, 2018, during the five business-day period following any 10 consecutive trading-day period in which the daily average trading price for the debentures for such ten-day period was less than 98% of the average conversion value (as described in this offering memorandum) for the debentures during that period;

• upon the occurrence of specified corporate transactions described below under “Description of the Debentures—Conversion Rights;” or

• if we have called the debentures for redemption.

The conversion rate will initially equal 119.4030 shares of our common stock per $1,000 principal amount of debentures. This represents an initial conversion price of $8.375 per share of common stock. The conversion rate (and the conversion price) may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any, upon any conversion. Upon conversion, holders will not receive any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the common stock received by the holders on conversion. See “Description of the Debentures—Conversion Rights.”

Sinking Fund	None.

Optional Redemption	We may not redeem the debentures prior to August 1, 2008. Thereafter, we may redeem the debentures, in whole or in part, at the redemption prices specified elsewhere in this prospectus. See “Description of the Debentures—Optional Redemption.”

Optional Repurchase Right of Holders

A Holder may require us to repurchase for cash all or a portion of that holder’s debentures on each of August 1, 2008, 2013 and 2018 at a repurchase price equal to 100% of the principal amount of such holder’s debentures plus any accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of the Debentures—Repurchase at Option of Holders—Optional Put.”

Change of Control Repurchase Right of Holders

A Holder may require us to repurchase for cash all or a portion of that holder’s debentures upon a change of control, in certain circumstances and subject to certain conditions. In such case, we will pay a repurchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Debentures—Repurchase at Option of Holders—Change of Control Put.”

Conversion/Adjustment Rights in the Event of the Spin-Off	Upon the occurrence of the contemplated Spin-Off, the conversion price of the debentures then in effect would be reduced in accordance with the formula set forth in the indenture. The intended result is to reduce the conversion price for the debentures in proportion to the respective market values of the spun-out entity and that of the remaining business. Because of the possibility that the application of such formula could result in a negative number, the indenture further provides that in such event (or in other limited instances), then instead of an adjustment to the conversion price, the debentures instead become convertible into shares of Alloy and that number of shares of the spun-out entity that would have been issued in the Spin-Off in respect of such Alloy shares had the conversion occurred immediately prior to the effective date of the Spin-Off. See “Description of the Debentures—Impact of Proposed Spin-Off of Merchandising Business.”

Form, Denomination and Registration

The debentures were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of the Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. “Description of the Debentures—Book-Entry Delivery and Settlement.”

Registration Rights	We have filed the registration statement of which this prospectus is a part in satisfaction of an obligation to do so under a registration rights agreement between us and the initial purchasers of the debentures. We have agreed under the registration rights agreement to keep the shelf registration statement, of which this prospectus is a part, effective until the earlier of:

• two years after the last date of original issuance of any of the debentures;

•      the date when the holders of the debentures and the common stock issuable upon conversion of the debentures are able to sell all these securities immediately pursuant to Rule 144(k) under the Securities Act; and

•      the date when all of the debentures and the common stock into which the debentures are convertible which are owned by purchasers who have completed and delivered a selling securityholder notice and questionnaire in a prescribed form are registered under the shelf registration statement of which this prospectus is a part and sold in accordance with it.

We will be required to pay the holders additional amounts if we fail to register the debentures and the common stock issuable upon conversion of the debentures within a specified time period. See “Description of the Debentures—Registration Rights.”

Listing and trading	The debentures originally sold in private placement transactions are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTALSM Market. We do not intend to list the debentures on any other national securities exchange or automated quotation system.

Nasdaq National Market Symbol for our Common Stock	ALOY

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

You should carefully consider and evaluate all the information included in this prospectus, including the risks described below, before making an investment decision. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the debentures and our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the Commission. The material risks and uncertainties described below are related to this offering. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment.

Risks Related to Our Business

We may not be able to achieve or maintain profitability.

Since our inception in January 1996, we have incurred significant net losses. We have reported positive net income for only one full fiscal year (fiscal 2002). As of April 30, 2005, we had an accumulated deficit of approximately $234.8 million.

Our business may not grow in the future.

Since our inception, we have rapidly expanded our business, growing from revenues from continuing operations of $2.0 million for fiscal 1997 to $382.3 million for fiscal 2005. Our continued growth will depend to a significant degree on our ability to increase revenues from our direct marketing and retail businesses, to maintain existing sponsorship and advertising relationships and develop new relationships, to identify and integrate successfully acquisitions, and to maintain and enhance the reach and brand recognition of our existing media franchises and any new media franchises that we create or acquire. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control, including the continuing appeal of our media and marketing properties to Generation Y consumers, the continued perception by participating advertisers and sponsors that we offer an effective marketing channel for their products and services, our ability to select products that appeal to our customer base and to market such products effectively to our target audience, our ability to attract, train and retain qualified employees and management and our ability to make additional strategic acquisitions. There can be no assurance that we will be able to implement our growth strategy successfully.

We may fail to use our Generation Y databases and our expertise in marketing to Generation Y consumers successfully, and we may not be able to maintain the quality and size of our databases.

The effective use of our Generation Y consumer databases and our expertise in marketing to Generation Y are important components of our business. If we fail to capitalize on these assets, our business will be less successful. As individuals in our databases age beyond Generation Y, they may no longer be of significant value to our business. We must therefore continuously obtain data on new individuals in the Generation Y demographic in order to maintain and increase the size and value of our databases. If we fail to obtain sufficient new names and information, or if the quality of the information we gather suffers, our business could be adversely affected. Both our merchandising and media and marketing divisions have access to an use these databases, subject to applicable laws. Accordingly, if one or more of our competitors were to create databases similar to ours, or if a competitor were able to analyze its data more effectively than we are able to analyze ours, our competitive position, and therefore our business, could suffer.

We have decided to separate our merchandising business from our media and marketing services business, and the resulting companies’ businesses may not succeed as stand-alone entities.

Our Board of Directors has decided to separate our merchandising business from our media and marketing services business. In connection with that plan, referred to as the Spin-Off, we have entered into a letter of agreement with our largest shareholder, MLF Investments LLC (which is controlled by one of our directors), whereby MLF Investments has agreed to backstop a $20 million rights offering. As part of the rights offering, persons receiving stock in the merchandising business in the Spin-Off would receive, at no cost, rights to purchase shares of common stock of the merchandise business at a specified exercise price. No assurance can be given that the remaining media and marketing services business will be able to thrive as a stand-alone entity, or that the newly separated merchandising business would succeed as a new entity. Any existing synergies that had resulted from the operation of the two businesses as part of the same entity would no longer be available to either company, and as a result both companies’ businesses and results of operations could suffer.

Our success depends largely on the value of our brands, and if the value of our brands were to diminish, our business would be adversely affected.

The prominence of our Alloy, dELiA*s, and CCS catalogs and websites among our Generation Y target market, and the prominence of our Alloy Media + Marketing brands, including Market Place Media, 360 Youth and Private Colleges & Universities, with advertisers are key components of our business. If our consumer brands or their associated merchandise and content lose their appeal to Generation Y consumers, our business would be adversely affected. The value of our consumer brands could also be eroded by misjudgments in merchandise selection, the license of the dELiA*s brand to JLP Daisy LLP or by our failure to keep our content current with the evolving preferences of our audience. These events would likely also reduce sponsorship and advertising sales for our merchandise and publishing businesses and may also adversely affect our marketing and services businesses. Moreover, we anticipate that we will continue to increase the number of Generation Y consumers we reach through means that could include broadening the intended audience of our existing consumer brands or creating or acquiring new media franchises or related businesses. Misjudgments by us with respect to these matters could damage our existing or future brands. If any of these developments occur, our business would suffer and we may be required to write-down the carrying value of our goodwill.

The dELiA*s retail store expansion strategy depends on the ability to open and operate a certain number of new stores each year, which could strain our resources and cause the performance of our existing operations to suffer.

The dELiA*s retail store expansion strategy will largely depend on dELiA*s’ ability to find sites for, open and operate new stores successfully. However, the ability to open new stores is subject to a variety of risks and uncertainties, and dELiA*s may be unable to open new stores as planned. Any failure to successfully open and operate these new stores could have a material adverse effect on dELiA*s’ business. In addition, dELiA*s’ proposed expansion program will place increased demands on the operational, managerial and administrative resources of our merchandising business. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. To the extent that dELiA*s’ new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. In addition, successful execution of dELiA*s’ retail store growth strategy may require that we obtain additional financing, and we cannot assure you that we will be able to obtain that financing on acceptable terms or at all.

If we are unable to protect the confidentiality of our proprietary information and know-how, the commercial value of our technology could be reduced.

We rely on the protection of trademarks, trade secrets, know-how, confidential and proprietary information to maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we generally enter into confidentiality agreements with our employees, consultants, and contractors upon the commencement of our relationship with them. These agreements typically require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Even if obtained, these agreements may not provide meaningful protection for our trade secrets or other proprietary information or an adequate remedy in the event of their unauthorized use or disclosure. The loss or exposure of our trade secrets or other proprietary information could impair our competitive position.

We may be involved in lawsuits to protect or enforce our intellectual property or proprietary rights that could be expensive and time-consuming.

We may initiate intellectual property litigation against third parties to protect or enforce our intellectual property rights and we may be similarly sued by third parties. The defense and prosecution of intellectual property suits, interference proceedings and related legal and administrative proceedings, if necessary, would be costly and would divert our technical and management personnel from conducting our business. Moreover, we may not prevail in any of these suits. An adverse determination of any litigation or proceeding could affect our business, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that disclosure of some of our confidential information could be compelled and the information compromised. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments that, if perceived as negative by securities analysts or investors, could have a substantial adverse effect on the trading price of our Common Stock.

Our revenues and income could decline due to general economic trends, declines in consumer spending and seasonality.

Our revenues are largely generated by discretionary consumer spending or advertising seeking to stimulate that spending. Advertising expenditures and consumer spending all tend to decline during recessionary periods, and may also decline at other times. Accordingly, our revenues could decline during any general economic downturn. In addition, our revenues have historically been higher during our third and fourth fiscal quarters, coinciding with the start of the school calendar and holiday season spending, than in the first half of our fiscal year. Therefore, our results of operations in any given quarter may not be indicative of our full fiscal year performance.

We compete with other retailers for sales and locations in our retail store operations.

The Generation Y girl retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for retail store sales with specialty apparel retailers, department stores and certain other apparel retailers, such as Hot Topic, American Eagle Outfitters, Abercrombie & Fitch, abercrombie, Hollister, Aeropostale, Limited Too, bebe, Forever 21, H&M, Pacific Sunwear, and Urban Outfitters. We also compete for favorable site locations and lease terms in shopping malls. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. While we believe we compete effectively for sales and for favorable site locations and lease terms, competition for prime locations within malls, in particular, and within other locations is intense and we cannot assure you that we will be able to obtain new locations or maintain our existing locations on terms favorable to us, if at all.

Closing stores or curtailing certain operations could result in significant impairments and costs to us.

Since our acquisition of dELiA*s in September 2003, we have closed 8 retail stores as of April 30, 2005. Also, during the second quarter of fiscal 2004, we discontinued production of our Girlfriends LA and Old Glory catalogs due to their poor financial results and their limited ability to become profitable in the future in a highly competitive market, in order to allow us to focus on our core direct marketing brands. In May 2005, we sold substantially all of the assets and liabilities of our Dan’s Comp business to a third party. In the future, if the Spin-Off does not occur, we could decide to close dELiA*s retail stores or curtail operations that are producing continuing financial losses. If we do so, we would be required to write down the carrying value of these impaired assets to realizable value, a non-cash event that would negatively impact our earnings and earnings per share. In addition, if we decide to close additional dELiA*s stores before the expiration of their lease terms, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to severance obligations for the employees at such stores. These costs could negatively impact our financial results and cash position.

dELiA*s exclusive branding activities could lead to increased inventory obsolescence and could harm our relations with other vendors.

dELiA*s promotion and sale of dELiA*s branded products increases our exposure to risks of inventory obsolescence and other exposures normally associated with retailers. Accordingly, if a particular style of product does not achieve widespread consumer acceptance, we may be required to take significant markdowns, which could have a material adverse effect on our gross profit margin and other operating results. Additionally, there can be no assurance that dELiA*s promotion of its dELiA*s branded products will not negatively impact its and our relationships with existing vendors of branded merchandise. Moreover, dELiA*s exclusive brand development plans may include entry into joint venture and/or licensing/distribution arrangements, which may limit our control of these operations.

We depend largely upon a single distribution facility.

Following our decision to consolidate our fulfillment activities for our Alloy and CCS units, the distribution functions for our Alloy, CCS and dELiA*s catalogs and all of our dELiA*s retail stores are handled from a single, owned facility in Hanover, Pennsylvania. Any significant interruption in the operation of this distribution facility due to natural disasters, accidents, system failures or other unforeseen causes could delay or impair our ability to distribute merchandise to our customers and retail stores, which could cause our sales to decline. This could have a material adverse effect on our operations and results.

We may be required to recognize impairment charges.

Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value of our business segments. Our determination of whether an impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment that could substantially affect our reported earnings in a period of such change. For instance, during the fourth quarter of fiscal 2004 we completed our annual impairment review and recorded a $71.1 million charge to reduce the carrying value of goodwill and an approximate $1.0 million charge to reduce the carrying value of indefinite-lived intangible assets. The combined $72.1 million charge is reflected as a component of loss from operations.

Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists (a triggering event) comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we performed an analysis of the recoverability of certain long-lived assets during the fourth quarter of fiscal 2004 and recorded an asset impairment charge of approximately $942,000.

We may decide to conduct strategic acquisitions in the future. Our inability to acquire suitable businesses or to manage their integration could harm our business.

We may expand our reach by acquiring complementary businesses, products and services. We may compete with other media and related businesses for these opportunities. Therefore, even if we identify targets we consider desirable, we may not be able to complete those acquisitions on terms we consider attractive or at all. We could have difficulty in assimilating personnel and operations of the businesses we have acquired and may have similar problems with future acquisitions. These difficulties could disrupt our business, distract our management and employees and increase our expenses. Furthermore, we may issue additional equity securities in connection with acquisitions, potentially on terms that could be dilutive to our existing stockholders.

Our catalog response rates may decline.

Catalog response rates usually decline when we mail additional catalog editions within the same fiscal period. In addition, if we increase the number of catalogs distributed or mail our catalogs to a broader group of new potential customers, we believe that these new potential customers may respond at lower rates than existing customers have historically responded. We cross-mail our Alloy catalogs to dELiA*s catalog customers, and dELiA*s catalogs to Alloy catalog customers, which may result in lower response rates for each. Additionally, response rates for catalogs historically have declined in the short-term in geographic regions where new stores have opened. As we open additional new dELiA*s stores, we expect aggregate catalog response rates to decline further. These trends in response rates have had and are likely to continue to have a material adverse effect on our rate of sales growth and on our profitability and could have a material adverse effect on our business.

Traffic to our websites and conversion rates may decline.

In order to generate online customer traffic we depend heavily on mailed catalogs, outbound emails and an affiliates program. Our sales volume and website traffic generally may be adversely affected by, among other things, a change in these factors as well as economic downturns, system failures, competition from other Internet retailers and non-Internet retailers. A reduction in website traffic as a result of these or any other factors could have a material adverse effect on our business, results of operations and financial condition. In addition, website sales conversion rates may decline due to, among other things, system failures and our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner, all of which could also have a material adverse effect on our business, results of operations and financial condition.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

Customer tastes and fashion trends in the Generation Y retail market are volatile and tend to change rapidly. Our success depends in part on management’s ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate product offerings in a timely manner. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products, our sales may be lower and we may be faced with unsold inventory. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which may have a material adverse effect on our financial condition or results of operations.

We rely on third-party vendors for merchandise, and they may not perform as we expect they will.

Our business depends on the ability of third-party vendors and their subcontractors or suppliers to provide us with current-season, brand-name apparel and merchandise at competitive prices, in sufficient quantities, manufactured in compliance with all applicable laws and of acceptable quality. Out business is also dependent on continued good relations with our vendors. A deterioration in our relationship with our vendors would likely have a material adverse effect on our business. We do not have long-term contracts with any material supplier and are not likely to enter into these contracts in the foreseeable future. In addition, many of the smaller vendors that we use are factored and have limited resources, production capacities and operating histories. As a result, we are subject to the following risks, which could have a material adverse effect on our business:

•	our key vendors may fail or be unable to expand with us;

•	we may lose or cease doing business with one or more key vendors;

•	our current vendor terms may be changed to require increased payments in advance of delivery, and we may not be able to fund such payments through our current credit facility; or

•	our ability to procure products may be limited.

A portion of vendors’ merchandise is sourced from factories in the Far East and Latin America. These goods are, and will be, subject to existing or potential duties, tariffs or quotas that may limit the quantity of some types of goods which may be imported into the United States from countries in those regions. Imposition of such duties and tariffs could result in price increases in our merchandise that we may not be able to pass on fully onto our customers, and imposition of such quotas could make it difficult for us to obtain sufficient merchandise to satisfy our customers’ wishes. Any of such occurrences would likely have a material adverse effect on our business.

We must effectively manage our vendors to minimize inventory risk and maintain our margins.

We seek to avoid maintaining high inventory levels in an effort to limit the risk of outdated merchandise and inventory write-downs. If we underestimate quantities demanded by our customers and our vendors cannot restock in time to meet customer demand, then we may disappoint customers who may then turn to our competitors. We require many of our vendors to meet minimum restocking requirements, but if our vendors cannot meet these requirements and we cannot find alternative vendors, we could be forced to carry more inventory than we have in the past.

Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

Competition may adversely affect our business and cause our stock price to decline.

Because of the perception that Generation Y is an attractive demographic for marketers, the markets in which we operate are competitive. Many of our existing competitors, as well as potential new competitors in this market, have longer operating histories, greater brand recognition, larger customer user bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business could be materially and adversely affected and our stock price could decline.

We rely on third parties for some essential business operations, and disruptions or failures in service may adversely affect our ability to deliver goods and services to our customers.

We currently depend on third parties for important aspects of our business. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality of products and services that they provide will remain at the levels needed to enable us to conduct our business effectively.

Increases in costs of mailing, paper and printing may adversely affect our results of operations.

Postal rate and other shipping rate increases, as well as increases in paper and printing costs, affect the cost of our order fulfillment and catalog mailings. We rely heavily on discounts in these areas. No assurances can be given that we will continue to receive these discounts and that we will not be subject to increased costs. Any increases in these costs will have a negative impact on earnings to the extent we are unable or do not pass such increases on directly to customers or offset such increases by raising selling prices or by implementing more efficient printing, mailing and delivery alternatives.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

We may be required to collect sales tax in our direct marketing operations.

At present, with respect to the Alloy and CCS catalogs, we only collect sales or other similar taxes in respect of direct shipments of goods to consumers in states in which we have a physical presence. With respect to the dELiA*s catalogs, we collect sales on other similar taxes only in states where we have dELiA*s retail stores or another physical presence. However, various states or foreign countries may seek to impose state sales tax collection obligations on out-of-state direct mail companies. Additionally, dELiA*s has been named as a defendant in an action by the Attorney General of the State of Illinois for failure to collect sales tax on purchases made online and from catalogs prior to November 2004. We can give no assurance that other states will not take similar action, and can give no assurance regarding the results of any such action. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or be collecting sales taxes on the direct sale of our merchandise could have a material adverse effect on our business.

We could face liability from, or our ability to conduct business could be adversely affected by, government and private actions concerning personally identifiable data, including privacy.

Our direct marketing and database dependent businesses are subject to federal and state regulations regarding maintenance of the confidentiality of the names and personal information of our customers and the individuals included in our database. If we do not comply with these regulations, we could become subject to liability. While these provisions do not currently unduly restrict our ability to operate our business, if those regulations become more restrictive, they could adversely affect our business. In addition, laws or regulations that could impair our ability to collect and use user names and other information on our websites may adversely affect our business. For example, The Children’s Online Privacy Protection Act of 1998 (“COPPA”) currently limits our ability to collect personal information from website visitors who may be under age 13. Further, claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. If we violate any of these laws, we could face civil penalties. In addition, the attorneys general of various states review company websites and their privacy policies from time to time. In particular, an attorney general may examine such privacy policies to assure that the policies overtly and explicitly inform users of the manner in which the information they provide will be used and disclosed by the company. If one or more attorneys general were to determine that our privacy policies fail to conform with state law, we also could face fines or civil penalties, any of which could adversely affect our business.

We could face liability for information displayed in our print publication media or displayed on or accessible via our websites.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish in any of our print publication media and on our websites. These types of claims have been brought, sometimes successfully, against marketing and media companies in the past. We may be subject to liability based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by members on bulletin boards on our websites. Based on links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our websites.

We could face liability for breaches of security on the Internet and our databases.

To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. These claims could result in substantial costs and a diversion of our management’s attention and resources.

Risks Related to the Spin-Off

The Spin-Off is contingent upon the occurrence of certain events. If the Spin-Off is determined to be a taxable transaction, we and our shareholders could be subject to material amounts of tax.

The Spin-Off is conditioned upon the occurrence of certain events, including, without limitation, confirmation that the Spin-Off should qualify as a tax-free transaction to us and our common stockholders under the tax-free spin-off provisions of the Internal Revenue Code of 1986, as amended. We are endeavoring to obtain an opinion substantially to this effect from our special tax counsel. If, notwithstanding the opinion, the Spin-Off is determined by the Internal Revenue Service to be a taxable transaction, the Spin-Off could be held to be a distribution taxable as a dividend by us to our common stockholders for U.S. federal income tax purposes, and our common stockholders and us could be liable for material amounts of taxes. The Spin-Off is also conditioned upon confirmation from the Internal Revenue Service substantially to the effect that we did no recognize for federal income tax purposes any deferred gain in connection with the restructuring transactions implemented by Alloy in the 2002 fiscal year.

If the Spin-Off is determined to be a taxable transaction, we and you could be subject to material amounts of tax.

The Spin-Off is conditioned upon our receipt of an opinion from our special tax counsel, substantially to the effect that the Spin-Off should qualify as a tax-free to us and to our common stockholders under the tax-free spin-off provisions of the Internal Revenue Code of 1986, as amended (the “Tax Code”). No rulings have been requested with respect to these matters and the opinion of our special tax counsel is not binding on the Internal Revenue Service or the courts. Additionally, the opinion of our special tax counsel is based on various representations and assumptions described therein. The opinion is based on current provisions of the Tax Code, regulations proposed or promulgated thereunder, judicial decisions relating thereto and current rulings and administrative pronouncements of the Internal Revenue Service, all of which are subject to change. Although we are not aware of any facts or circumstances that would cause the representations made by us or the assumptions on which the opinion will be based to be incorrect, no assurance can be given in this regard. If, notwithstanding the opinion, the Spin-Off is determined to be a taxable transaction, the Spin-Off could be held to be a distribution taxable as a dividend by us to our stockholders for U.S. federal income tax purposes, and our stockholders and we could be liable for material amounts of taxes.

Events subsequent to the Spin-Off could result in significant tax liability.

Under U.S. federal income tax laws, even if the Spin-Off qualifies for tax-free treatment, we may nevertheless be subject to tax if acquisitions or issuances of either the common stock of the spun-off entity or our stock following the Spin-Off cause our stockholders to subsequently own less than a majority of the outstanding shares of either the spun-off entity or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the Spin-Off. For this purpose, any acquisitions or issuance of the stock of the spun-off entity or our stock within two years before or after the Spin-Off are presumed to be part of such a plan, although this presumption may be rebutted. If the subsequent acquisitions or issuance of either the stock of the spun-off entity or our stock triggers this tax, we will be subject to tax on the gain that would have resulted from a sale of the spun-off entity’s stock distributed in the Spin-Off. Because of this, pursuant to a tax separation agreement between the entity to be spun off and us, the entity to be spun off has agreed that it will not liquidate, dispose of a certain level of its assets within two years of the Spin-Off, or take any other action which would cause the Spin-Off to fail to qualify as a tax-free transaction.

Risks Related to the Debentures and our Common Stock

Stock and Debenture Price Volatility

Our stock price has been volatile historically and may continue to be volatile. The price of our common stock, and therefore the price of the debentures, may fluctuate significantly, which may make it difficult for holders to resell the debentures or the shares of our common stock when desired or at attractive prices.

The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended June 24, 2005, the last reported prices of our common stock on the Nasdaq ranged from a high of $8.07 to a low of $3.25. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements relating to strategic relationships, acquisitions or investments;

•	changes in financial estimates or other statements by securities analysts;

•	changes in general economic conditions;

•	terrorist attacks, and the effects of war; and

•	changes in the economic performance and/or market valuations of other companies in our industry.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our securities could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have affected the trading prices of equity securities. These fluctuations have often been unrelated or disproportionate to the operating performance of issuing companies. Because the debentures are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the debentures. Holders who receive common stock upon conversion of the debentures also will be subject to the risk of volatility and depressed prices of our common stock.

The debentures do not contain certain restrictive covenants, and there is limited protection in the event of a change of control.

The indenture under which the debentures have been issued do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the debentures upon a change of control is limited to the transactions specified in the definition of a “change of control” under “Description of Debentures—Repurchase at Option of Holders—Change of Control Put.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change of control.

Our ability to repurchase the debentures with cash upon a change of control may be limited.

In certain circumstances involving a change of control, you may require us to repurchase all or a portion of your debentures to the extent set forth in the indenture. If a change in control were to occur, we cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the repurchase price of the debentures in cash. Our ability to repurchase the debentures in that event may be limited by law, the indenture, by the terms of our then existing debt, if any, and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. If a change in control occurs at a time when we are prohibited from repurchasing or redeeming the debentures, we could seek the consent of lenders to repurchase the debentures or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain their consent or refinance these borrowings, we could remain prohibited from repurchasing the debentures. Our failure to repurchase the debentures would constitute an event of default under the indenture under which we issued the debentures, which might constitute a default under the terms of our other indebtedness at that time, if any.

There may not be a liquid market for the debentures, and you may not be able to sell your debentures at attractive prices or at all.

The debentures are a new issue of our securities for which there is currently no public market. Although the initial purchasers have advised us that they currently intend to make a market in the debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice, and their market making activities will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended. In addition, although the debentures are eligible for trading in the PORTAL market, such eligibility will cease upon the effectiveness of the registration statement of which this prospectus is a part. We cannot predict whether an active trading market for the debentures will develop or will be sustained. If an active market for the debentures fails to develop or be sustained, the trading price of the debentures could fall. Even if an active trading market were to develop, the debentures could trade at prices that may be lower than the initial offering price. The trading price of the debentures will depend on many factors, including:

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	the market price of our common stock;

•	changes in our industry and competition; and

•	general market and economic conditions.

As a result, we cannot assure you that you will be able to sell the debentures at attractive prices or at all.

Although we currently have no credit ratings, nor do we have any current plans to seek such ratings, changes in our credit ratings or the financial and credit markets could adversely affect the market price of the debentures.

The market price of the debentures will be based on a number of factors, including:

•	our ratings, if any, with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the debentures. Currently, we are not rated by any of the major credit rating agencies and we have no current plans to seek such ratings. Even if we do obtain such ratings, however, credit rating agencies continually revise their ratings for companies that they follow, which would include us. The credit rating agencies also may evaluate the companies in our industries as a whole and may change their credit rating for us based on their overall view of our industries. A negative change in our credit rating, if it were to occur, could have an adverse effect on the market price of the debentures.

The debentures are unsecured, and therefore are effectively subordinated to any secured debt.

The debentures are not secured by any of our assets or any of our subsidiaries’ assets. As a result, the debentures are effectively subordinated to any secured debt we may incur to the extent of the value of the pledged assets. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the debentures.

The debentures are effectively subordinated to the debt of our subsidiaries.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in the distribution of those assets, are effectively subordinated to the claim of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Furthermore, we are not limited in or prohibited from transferring cash or other assets to our subsidiaries from time to time.

We are a defendant in class action and other lawsuits and defending these litigations could hurt our business.

We have been named as a defendant in a securities class action lawsuit relating to the allocation of shares by the underwriters of our initial public offering. Additionally, dELiA*s has been named as a defendant in a False Claims Act action brought by the Illinois Attorney General for its alleged failure to collect sales taxes on direct sales to Illinois residents. For more information on these litigations and others see “Legal Proceedings” elsewhere in this prospectus.

While we believe there is no merit to these lawsuits, defending against them could result in substantial costs and a diversion of our management’s attention and resources, which could hurt our business. In addition, if we lose any of these lawsuits, or settle any of them on adverse terms, or on terms outside of our insurance policy limits, our stock price may be adversely affected.

Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact the Internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

Delaware law and our organizational documents and stockholder rights plan may inhibit a takeover.

Provisions of Delaware law, our Restated Certificate of Incorporation or our by-laws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, our Board of Directors has adopted a stockholder rights plan, the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders. The rights plan may have the effect of dissuading a potential acquirer from making an offer for our common stock at a price that represents a premium to the then current trading price.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN

This prospectus contains forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the Exchange Act, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to: increase revenues, generate multiple revenue streams, successfully complete the Spin-Off, increase visitors to our websites and build customer loyalty; develop our sales and marketing teams; capitalize on our sales and marketing efforts; capitalize on our promotions, sponsorship, advertising and other revenue opportunities; build the Alloy, dELiA*s, and CCS brand names, as well as the brand names of our other subsidiaries, and develop our on-line community; develop commercial relationships with advertisers and other websites; our websites’ appeal to marketers and users; meet anticipated cash needs for working capital and capital expenditures for the next 24 months; enhance our infrastructure technology, transaction-processing and automation capabilities of our websites; increase the efficiency of our supply chain and fulfillment system; expand into international markets; expand and utilize our name database; identify desirable products and to continue to limit our risks of our excess inventory; continue to provide high levels of customer service and support; manage our vendors to maintain our profit margins; identify and integrate potential acquisitions and investments; and contact and successfully market to the increasing Generation Y audience.

As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. We do not intend to update any of the forward-looking statements in this report to conform these statements to actual results, unless required by law.

In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” beginning on page 5 of this prospectus.

USE OF PROCEEDS

This prospectus relates to our debentures and/or shares of our common stock being offered and sold for the account of the selling securityholders described in this prospectus. We will not receive any proceeds from the sale of securities by the selling securityholders in this offering.

COMMON STOCK PRICE RANGE

Market Information

Our Common Stock has traded on The NASDAQ National Market under the symbol ALOY since our initial public offering in May 1999. The last reported sale price for our Common Stock on July 22, 2005 was $5.25 per share. The table below sets forth the high and low sale prices for our Common Stock during the periods indicated.

	Common Stock Price
	High	Low
FISCAL 2004 (Ended January 31, 2005)
First Quarter	$5.83	$4.56
Second Quarter	6.80	4.38
Third Quarter	5.20	3.07
Fourth Quarter	8.24	3.82

FISCAL 2003 (Ended January 31, 2004)
First Quarter	$6.35	$4.28
Second Quarter	8.00	5.85
Third Quarter	7.40	4.04
Fourth Quarter	5.69	4.11

These prices represent inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Stockholders

As of July 22, 2005, there were approximately 136 holders of record of the 46,569,961 outstanding shares of Common Stock.

DIVIDEND POLICY

Our present policy is to retain earnings for the operation and expansion of our business. We have never paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The declaration and payment of dividends in the future will be determined by our Board of Directors and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

OUR BUSINESS

Overview

We are a media, marketing services, direct marketing and retail company primarily targeting Generation Y, the approximately 60 million boys and girls in the United States between the ages of 10 and 24. Our business is currently comprised of two distinct divisions: Alloy Media + Marketing and Alloy Merchandising Group. On May 31, 2005, we announced that the Alloy Merchandising Group business segment will be spun off to shareholders and will become an independent publicly-traded entity. The Spin-Off transaction is expected to be completed by the fourth quarter of 2005, subject to certain conditions. Accordingly, the businesses that comprise this segment will no longer form a part of our business following the Spin-Off.

Alloy Media + Marketing is a business that provides targeted media and promotional programs for advertisers who want to market to Generation Y. This business is a non-traditional advertising company and uses, among other methods, print media, display media boards, database marketing, websites, promotional events, and on-campus marketing programs to reach Generation Y consumers.

Alloy Merchandising Group is a retail business that sells apparel and accessories to Generation Y via mall-based stores, catalogs and the Internet under the brand names dELiA*s, Alloy and CCS. On May 31, 2005, we entered into an Asset Purchase Agreement pursuant to which we agreed to sell substantially all of the assets and liabilities related to our Dan’s Competition (“Dan’s Comp”) business to XP Innovation LLC, a limited liability company formed and owned by the existing management of Dan’s Comp, none of whom is an executive officer or director of Alloy, in consideration of a cash payment of $13 million at closing, subject to adjustments for changes in working capital. The transaction closed on June 1, 2005. Our consolidated financial statements have been restated to reflect Dan’s Comp as a discontinued operation.

As a result of our widely circulated catalogs, our retail stores and our database, we believe that our brands are well-known and popular with our target audience. We believe we are the only Generation Y-focused media company that combines significant marketing reach with a comprehensive consumer database, providing us with a deep understanding of the youth market. The youth market is large. According to the United States Census Bureau, about 35% of the United States population is under the age of 24. According to studies by Harris Interactive, the projected annual income for 8-21 year old persons is about $199 billion and annual spending is about $148 billion per year—about $2,500 in spending per person. Harris Interactive studies have also shown that the college market is large and influential, with approximately 14.1 million college students in the United States who control about $24 billion annually in discretionary spending.

We were incorporated in January 1996, launched an e-commerce website in August 1996 and began generating meaningful revenues in August 1997 following the distribution of our first Alloy catalog. Since then, we have grown rapidly, both organically and through the completion of strategic acquisitions. Our consolidated revenues from continuing operations have increased from $2.0 million for the fiscal year ended January 31, 1997 to $382.3 million for the fiscal year ended January 31, 2005.

We believe our business should continue to grow as we capitalize on the following key assets:

•	Broad Access to Generation Y. Our collection of media, marketing and retail assets enables us to reach a significant portion of the approximately 60 million Generation Y consumers by:

•	circulating approximately 64 million direct mail catalogs annually;

•	producing college guides, books and recruitment publications;

•	owning and operating more than 55 dELiA*s retail stores, in approximately 22 states;

•	owning and operating over 50,000 display media boards on college and high school campuses throughout the United States;

•	placing advertising in over 2,600 college and high school newspapers; and

•	interacting with our registered online user base that, as of April 30, 2005, comprised more than 4 million individuals who subscribed to our targeted e-mail magazines.

Comprehensive Generation Y Database.    As of April 30, 2005, our database contained information about approximately 32 million individuals, including approximately 8.8 million individuals who have purchased products directly from us. In addition to names and addresses, our database contains a variety of valuable information that may include age, purchasing history, stated interests, on-line behavior, educational level and socioeconomic factors. We continually refresh and grow our database with information we gather through our media properties, marketing services, retail stores and direct marketing programs, as well as through acquisitions of companies that have database information. We analyze this data in detail, which we believe enables us to not only improve response rates from our own direct sales efforts but also to offer advertisers cost-effective ways of reaching highly targeted audiences.

Established Retail Brands and Marketing Franchises.    Our principal retail brands and marketing franchises are well known by Generation Y consumers and by advertisers that target this market. Alloy, dELiA*s, and CCS are recognized brands among Generation Y consumers. Each of these multi-media brands targets a specific segment of the youth market through retail stores, catalogs and/or websites. For advertisers, our portfolio of marketing franchises, providing services under the Alloy Media + Marketing umbrella name, includes established marketers that target the youth market such as Market Place Media, 360 Youth, Alloy Marketing and Promotions, On Campus Marketing and Private Colleges & Universities, which collectively have over 60 years of experience in creating and implementing advertising and marketing programs targeting the youth market.

Strong Relationship with Advertisers and Marketing Partners.    We provide advertisers and marketing partners with highly targeted, measurable and effective means to reach the Generation Y audience. Our seasoned advertising sales force of over 120 professionals has established strong relationships with youth marketers. During the fiscal year ended January 31, 2005, we had over 1,800 advertising clients, including AT&T Wireless (Cingular), Citibank, Geico, Paramount Pictures, Procter & Gamble, Qwest Communications, Simon Brand Ventures, and Verizon Wireless.

Within our two divisions, we generate revenue from three reportable segments:

Alloy Merchandising Group:

1.	Direct Marketing

2.	Retail Stores

Alloy Media + Marketing:

3.	Sponsorship and Other Activities

Alloy Merchandising Group

Direct Marketing Segment

Our direct marketing segment derives revenues from sales of merchandise to consumers through our catalogs and websites. Direct marketing revenues from continuing operations for the fiscal years ended January 31, 2005 (“fiscal 2004”), January 31, 2004 (“fiscal 2003”) and January 31, 2003 (“fiscal 2002”) were $134.0 million, $135.4 million, and $144.2 million, respectively. On May 31, 2005, we announced that this business segment will be spun off to shareholders and will become an independent publicly-traded entity. The Spin-Off transaction is expected to be completed by the fourth quarter of 2005, subject to certain conditions. Accordingly, the business that comprises this segment will no longer form a part of our business following the Spin-Off.

Each of our catalogs and associated websites targets a particular segment of Generation Y and offers products of interest to its audience.

Alloy—Our Alloy catalog ranges in length from 40 to 80 pages and offers for sale an assortment of apparel, accessories, and footwear targeting Generation Y girls. During fiscal 2004, we mailed 14 versions of the Alloy catalog and allocated up to 8 pages per catalog to our advertising clients and marketing partners. Our flagship website (WWW.ALLOY.COM) provides a broad range of merchandise, community, and content for Generation Y girls. Through this website, we offer the apparel items, outerwear, accessories, footwear and cosmetics that are available in our Alloy catalogs, as well as additional products and special offers.

dELiA*s—Our dELiA*s catalog, targeting Generation Y girls, ranges from 48 to 100 pages in length and offers a variety of apparel, accessories and home furnishings. We acquired dELiA*s in September 2003. During fiscal 2004, 15 versions of the dELiA*s catalog were mailed and up to 8 pages per catalog were allocated to our advertising clients and marketing partners. Our dELiA*s website (WWW.dELiAs.COM) is designed to complement the catalog and offers the same accessories, apparel items and footwear as are offered in the catalog, as well as additional products and special offers.

CCS—Our CCS catalog, which targets Generation Y boys, ranges from 30 to 104 pages in length and offers an assortment of action sports equipment, such as skateboards and snowboards, and related apparel, accessories and footwear. We mailed 10 versions of the CCS catalog during fiscal 2004 and allocated up to 6 pages per catalog to our advertising clients and marketing partners. Our CCS website (WWW.CCS.COM) features products, content and community for action sports enthusiasts. We offer the same action sports equipment and related accessories, apparel items and footwear that are found in our CCS catalogs, as well as additional products and special offers.

Direct Marketing Strategy

Our direct marketing strategy is designed to minimize our exposure to trend risk and facilitate speed to market and product assortment flexibility. Our primary objective is to reflect, not lead, Generation Y styles and tastes. We develop exclusive merchandise and select name brand merchandise from what we believe are quality manufacturers and name brands. Our buyers and merchandisers work closely with our many suppliers to develop products to our specifications. Through this strategy, we believe we are able to minimize design risk and make final product selections only two to six months before the products are brought to market, not the typical six to nine months required by many apparel retailers. We believe this allows us to stay current with the tastes of the market.

We have designed our operational processes to support our direct marketing strategy. Our buyers have years of experience working with Generation Y retail and direct marketing companies. We believe our staff has a proven ability to identify desirable products and ensure that our vendors meet specific guidelines regarding product quality and production time. At present, we rely heavily on domestic vendors who, generally speaking, have the ability to deliver products faster than foreign-based vendors. This speed to market gives us flexibility to incorporate the latest trends into our product mix and to better serve the evolving tastes of Generation Y.

Our direct marketing strategy also enables us to manage our inventory levels efficiently once consumer demand patterns have emerged. We attempt to limit the size of our initial merchandise orders and rely on quick re-order ability. Because we do not make aggressive initial orders, we believe we are able to limit our risk of excess inventory. Additionally, we have several methods for clearing slow moving inventory, ranging from clearance sales to tent sales to Internet offers.

Because Alloy, dELiA*s, and CCS are recognized and popular brands among Generation Y consumers, our websites and catalogs are a valuable marketing tool for our suppliers. As a result, our vendors often grant us online and catalog exclusivity for products we select. We believe this exclusivity makes the merchandise in the

Alloy, dELiA*s, and CCS catalogs more attractive to our target audience and helps to protect our product margins. Our merchandise selection includes products from many leading suppliers and name brands. dELiA*s primarily carries its own branded merchandise as well as merchandise from well-known names including Paul Frank, IT Jeans, and Puma. Brands currently offered through Alloy include nationally recognized names such as Truck Jeans, Mudd, Vans and Junkfood, as well as smaller, niche labels, including Paris Blues and Vigoss. CCS carries merchandise and equipment from major action sports brands such as Element, DC Shoes, Adio, Volcom, Zero and Emerica, as well as our own proprietary CCS brand.

Ordering, Fulfillment and Customer Service

We process dELiA*s, Alloy and CCS customer orders and retail stock shipments through a warehouse and fulfillment center in Hanover, Pennsylvania that we own and operate. Our 200-seat call center is staffed with personnel in Westerville, Ohio. In fiscal 2004, we shipped an average of 21,000 units to retail stores and 9,000 customer packages per day from this center. Our busiest shipping days involved shipping 88,000 units to retail stores and 28,000 customer packages for the direct marketing segment. We use an integrated picking, packing and shipping system with a live connection to our direct order entry system. The system monitors the in-stock status of each item ordered, processes orders and generates warehouse selection tickets and packing slips for order and fulfillment operations that we acquired in connection with our acquisition of dELiA*s.

During the third quarter of fiscal 2003, we made the strategic decision to consolidate substantially all of our fulfillment activities for our Alloy and CCS units to our distribution center in Hanover, Pennsylvania, where dELiA*s customer orders are also processed. During April 2004, we transferred the Alloy call center operations to our Westerville, Ohio location and began to fulfill and ship Alloy orders from our Hanover, Pennsylvania warehouse. In May 2004, we transferred order-taking, fulfillment, and shipments related to our CCS direct marketing brand to our call center in Westerville, Ohio and our warehouse in Hanover, Pennsylvania.

We believe that high levels of customer service and support are critical to the value of our services and to retaining and expanding our customer base. We routinely monitor customer service calls at each of our call centers for quality assurance purposes. Additionally, we review our call and fulfillment centers’ policies and distribution procedures on a regular basis. A majority of our catalog and Internet orders are shipped within 48 hours of credit card approval. In cases in which the order is placed using another person’s credit card and exceeds a specified threshold, the order is shipped only after we have received confirmation from the cardholder. Customers generally receive orders within three to ten business days after shipping. Our shipments are generally carried to customers by United Parcel Service and the United States Postal Service.

Sales personnel are available for the Alloy brand 24 hours a day, 7 days a week through multiple toll-free telephone numbers and trained customer service representatives are available from 8:00 A.M. to 12:00 A.M. Eastern Time (“ET”), 7 days a week. CCS trained customer service representatives and sales personnel are available from 8:00 A.M. to 1:00 A.M. ET, 7 days per week. dELiA*s trained customer service representatives are available from 8:00 A.M. to 12:00 A.M. ET, 7 days per week, while sales personnel are available 24 hours a day, 7 days per week. The same management team, with dedicated personnel for each brand, now handles Alloy and CCS customer service and sales calls, all during the same service hours. The representatives guide customers through the order process, monitor order progress and provide general information about our products such as sizing advice and product features.

Retail Stores Segment

Our retail stores segment derives revenue primarily from the sale of apparel and accessories to consumers through dELiA*s premier and outlet stores. Reporting for the retail stores segment commenced with Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003. dELiA*s retail stores sell a distinctive collection of lifestyle oriented apparel and accessories for trend-setting fashion-aware teenage girls via mall-based retail specialty stores. As of July 31, 2005, we operated 55 dELiA*s stores, including five outlet stores, in 22 states. Our retail stores range in size from approximately 2,500 to 5,100 square feet, with an average size of approximately 3,700 square feet. Retail stores segment revenues for fiscal 2004 were $64.0 million, including $7.2 million for outlet stores. We plan to open 10 new prototype dELiA*s stores in fiscal 2005, of which two have been opened as of July 31, 2005, and the balance of which we contemplate will be opened before the end of fiscal 2005. The majority of merchandise sold in our retail stores is sold under the dELiA*s label.

Our current strategy is to grow our premier stores’ gross square footage by 15% to 20% annually over the near term and to close the outlet stores and certain unprofitable premier stores as opportunities arise. Although we expect to close two or three additional existing stores (one outlet and one or two premier stores) by the end of fiscal 2005, we currently plan to add ten new stores in fiscal 2005. Many new elements will be apparent in the new store design, and will be selectively integrated into existing stores. First and foremost will be the merchandising strategy. Previously, the dELiA*s stores merchandise mirrored the dELiA*s catalog which we believe left the retail stores with a lack of focus on key merchandise and categories.

We have attempted to design the new dELiA*s stores to be clearly recognizable as a sportswear store for fashion right teenage girls. We intend to reduce the amount of accessories and non apparel offered in the retail stores and focus our buying and merchandise display on key sportswear categories, significantly increasing denim, for example.

We are also rolling out a new store design that reinforces this new merchandising focus. Designed by a leading retail architect firm, the stores have a display window with mannequins featuring the latest items, backed by an opaque screen. The entrances will be offset and the design intention is to give the customer a sense of privacy in her own exclusive place.

The new stores will be wider and slightly larger on average than the average size of our existing stores—the 10 new stores will average 39 feet in frontage and 3765 square feet, compared to our current store base which averages 32 feet of frontage and about 100 less total square feet—though individual stores may be smaller or larger than the averages for our existing stores. We believe that frontage and size are critical in looking important when compared to our competition in the malls. The new stores were designed to look upscale, reflecting what we believe to be our database customer demographics. In the new store design, our fixture plan reflects what we believe to be our customer’s shopping preferences. For instance, merchandise will be on tables since our customer shows a preference to making purchases in this manner.

Store siting is also a key strategic element of our new store expansion plan, which contemplates regionally clustered stores. Clustered stores should benefit from better store supervision, which has been difficult to maintain with our current store locations, which are spread out over relatively wide geographical areas. All of the stores we plan to open in fiscal 2005 will be east of the Mississippi River or in Texas, and the majority will be in major markets where we currently have a retail presence. For example, in 2005 we are adding three stores to the greater Philadelphia market, where we currently have three stores, giving us what we believe to be a strong regional presence and enabling improved day to day supervision.

Another critical element of our expansion plan is that we intend to be analytical and selective about the malls in which we elect to open stores. We have built a demographic model of our current catalog customers and mapped them to the trade area of each mall under evaluation, and we plan to use that model in our siting decisions. We believe our direct businesses provides us with the competitive advantage of knowing where our customers live, and we will attempt to utilize that knowledge effectively in siting future retail stores.

In addition to strong customer demographics, we look for high traffic malls and high economic growth areas in selecting new retail store locations. Our 10 new stores will be opened in high traffic malls such as The Mall of America in Bloomington, Minnesota, Twelve Oaks Mall in Novi, Michigan and Deptford Mall in Deptford, New Jersey; in high growth areas, like Hamilton Mall in Mays Landing, New Jersey, The Mall at Wellington Green in Palm Beach, Florida and Coastal Grand Mall in Myrtle Beach, South Carolina; or in areas with high income demographics, like South Park Mall in Charlotte, North Carolina.

Existing Stores. Our top capital spending priority for existing stores will be to improve their merchandising ability. Although we do not currently plan to retro-fit existing stores to conform to our new store design, we will evaluate the payback of retro-fitting some existing stores in 2006 based upon an analysis of the results from the new store fixtures. We will also close and replace underperforming stores as opportunities arise. We do not anticipate spending a significant portion of our capital budget on existing store locations, although we began replacing all existing store mannequins with new mannequins in June 2005. Most existing stores have lease terms expiring in the 2010 to 2012 time period and generate four wall profits.

Store Operations. Each store is open during mall shopping hours and has a manager, one or more assistant managers, and approximately six to twelve part-time sales associates. District managers supervise approximately four to seven stores covering a wide geographic area, with approximately four or five district managers reporting to one of two regional managers. We believe our new clustering strategy should enable our district and regional managers to supervise more stores than they do currently, as travel time between stores should be reduced as clustering increases store density. District managers, store managers, assistant store managers and part-time sales associates participate in an incentive program which is based on achieving predetermined sales-related goals in their respective stores or districts. We have well-established store operating policies and procedures and an extensive in-store training program for new store managers and assistant store managers. We also place great emphasis on our loss prevention program in order to control inventory shrinkage and ensure policy and procedure compliance.

Alloy Media + Marketing

Sponsorship and Other Activities Segment

Alloy Media + Marketing generates revenue in our sponsorship and other activities segment This segment derives revenue largely from traditional, blue chip advertisers that seek highly targeted, measurable and effective marketing programs primarily to reach Generation Y. Advertisers can reach Generation Y through integrated marketing programs that include our catalogs, books, websites, and display media boards, as well as through promotional events, product sampling, college and high school newspaper advertising, customer acquisition programs and other marketing services that we provide. Sponsorship and other revenues for fiscal 2004, 2003 and 2002 were $184.3 million, $185.0 million, and $131.8 million, respectively.

“Alloy Media + Marketing” is the umbrella name for all of our media and marketing brands, which include: Alloy Marketing and Promotions, 360 Youth, American Multicultural Marketing/ Market Place Media, Alloy Education, Alloy Entertainment, Alloy Out-of-Home, Alloy Mall Marketing Services, and others.

•	Alloy Marketing and Promotions (“AMP”)—AMP is our promotional marketing unit specializing in event and field marketing, sampling and acquisitions programs, Internet design services and consumer research. AMP clients include AT&T, Verizon Wireless, L’Oreal, Hasbro, Panasonic, New Balance and Paramount Pictures.

•	360 Youth—360 Youth is our media and marketing arm that provides media and advertising placement solutions for marketers targeting young adults. 360 Youth enables Fortune 500 companies and other advertising clients to reach millions of consumers each month through a comprehensive mix of programs incorporating proprietary media assets such as school-based media boards, websites and catalogs, as well as college, high school, military base and multi-cultural newspapers. We own and operate over 50,000 display media boards that are located in high traffic areas on college and high school campuses, movie theaters, and other locations. These one, two or three panel display media boards often feature full color, backlit advertising as well as scrolling electronic messaging. Through our newspaper advertising units, we are able to connect advertisers with more than 55 million readers throughout the United States.

•	American Multicultural Marketing (“AMM”)/ Market Place Media (“MPM”)—AMM and MPM are our media placement agencies serving the college, multi-cultural and military markets for a variety of non-company owned print and broadcast properties.

•	Alloy Education—Alloy Education includes, among others: Private Colleges & Universities, American Colleges & Universities, Careers and Colleges Magazines, Careers and Colleges, eStudentLoan.com and Wintergreen Orchard House.

•	Private Colleges & Universities—Under the Private Colleges & Universities brand, we publish over 30 editions of targeted college guides providing information about private colleges and universities and the admissions process to college-bound high school students, their parents, and high-school guidance counselors. Our editions target students based on academic achievement, geography and special interests such as science and medicine, among others. We distribute our guidebooks to college-bound students across the United States. Complementing our published college and university guides, our Private Colleges & Universities websites (WWW.PRIVATECOLLEGES.COM and WWW.CAREERSANDCOLLEGES.COM) provide information on colleges and universities to college-bound high school students. Hundreds of colleges and universities advertise their programs and recruit students via these websites.

•	Careers and Colleges—Our Careers and Colleges magazine is published four times a year and distributed to high school students via high school guidance counselors. It is an advertiser-supported publication that provides advice to students on choosing a career, selecting a school and paying for college.

•	EStudentLoan—Our eStudentLoan websites (WWW.ESTUDENTLOAN.COM and WWW.ABS-OLUTELYSCHOLARSHIPS.COM) feature college scholarship and financial aid database search engines. These websites complement our college recruitment publications and websites to serve the college-bound segment of Generation Y.

•	Alloy Entertainment (formerly “17th Street Productions”)—Through Alloy Entertainment, we develop youth entertainment properties including books and concepts for television series and motion pictures. We believe we are the largest packager of books for the teen market. Some of our properties include Sweet Valley High, The Sisterhood of the Traveling Pants, Gossip Girl and The A-List.

•	Alloy Out-of-Home—Alloy Out-of-Home is our media board unit. Through this unit we offer third party advertisers access to more than 50,000 media boards located throughout the United States in high traffic areas, including college and university campuses, high school locker rooms and restaurants. Alloy Out-of-Home includes our InSite Advertising and OnSite Promotions divisions.

•	InSite Advertising—InSite is our national indoor media company targeting consumers between the ages of 18-34, which we acquired in March 2004.

•	OnSite Promotions—OnSite Promotions is the event-marketing and promotions division of InSite, which creates customized promotional programs for out-of-home agencies.

•	Alloy Mall Marketing Services (“AMMS”)—AMMS is a marketing and promotion division. Currently, AMMS is functioning as an independent contractor for XM Satellite Radio, Inc. (“XM”) offering customers XM programming packages at kiosks stationed in malls throughout the United States.

On Campus Marketing (“OCM”)

OCM is our college-focused specialty marketing business, which provides to college students and their parents a variety of college- or university-endorsed products. Products range from residence hall linens to care packages to diploma frames, which products are sold directly by OCM or through one of the OCM divisions, Collegiate Carpets or Carepackages.

SELLING STOCKHOLDERS

The following section sets forth certain information regarding the beneficial ownership of our common stock as of April 30, 2005 by each securityholder selling securities in this offering.

Selling Debentureholders.    We originally issued and sold the debentures to the initial debenture purchasers in private placement transactions exempt from the registration requirements of the Securities Act. The debentures were immediately resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” under Rule 144A. Selling debentureholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell the debentures and the common stock into which the debentures are convertible pursuant to this prospectus and any applicable prospectus supplement.

Selling Stockholders.    The selling stockholders acquired and may acquire the shares being registered hereby in connection with our acquisition of InSite. Selling stockholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell the common stock pursuant to this prospectus and any applicable prospectus supplement.

Selling Securityholders.    As used herein, the term selling securityholders means the selling debentureholders and the selling stockholders. The following tables set forth certain information with respect to the principal amount of debentures beneficially owned and the number of shares of common stock issuable upon conversion of those debentures for the selling debentureholders, and with respect to the number of shares of common stock with respect to the selling stockholders, that may be offered from time to time under this prospectus by the selling securityholders named in the tables. The selling securityholders may offer all, a portion or none of the securities offered hereby. Because the selling securityholders may offer all or a portion of their securities, we cannot estimate the amount of securities that will be held by the selling securityholders upon termination of any of these sales. In addition, selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act. The percentage of debentures outstanding beneficially owned by each selling debentureholder is based on $69,300,000 aggregate principal amount of debentures outstanding. The number of shares of common stock owned prior to the offering does not include, with respect to the selling debentureholders, shares of common stock issuable upon conversion of the debentures.

The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 43,170,297 shares of common stock outstanding on April 30, 2005. The number of shares of common stock issuable upon conversion of the debentures offered hereby is based on an initial conversion price of $8.375 per share. This conversion rate is subject to adjustment as described under “Description of the debentures—Conversion Rights.” Accordingly, the number of conversion shares may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debentures, but will be paid in cash.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except where indicated in the footnotes below, the address for each director and executive officer listed is: c/o Alloy, Inc., 151 West 26th Street, 11th Floor, New York, New York 10001. Shares of Common Stock that may be acquired by an individual or group within 60 days of April 30, 2005, pursuant to the exercise of options or warrants or conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them. Percentage of ownership is based on 43,170,297 shares of Common Stock and 1,340 shares of Series B Preferred Stock outstanding on April 30, 2005. All of the outstanding shares of Series B Preferred Stock have since been redeemed.

Selling Debentureholders

Name	Principal Amount of Debentures Beneficially Owned and Offered Hereby	Percentage of Debentures Outstanding (a)	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Conversion Shares Being Offered Hereby (2)	Percentage of Common Stock Outstanding (3)
Ace Tempest Reinsurance Ltd.	$55,000	0.08%	3,582	6,567	*
Arkansas PERS	630,000	0.91	—	75,224	*
BNP Paribas Equity Strategies SNC	1,341,000	1.94	—	160,119	*
Boilermakers Blacksmith Pension Trust	1,025,000	1.48	—	122,388	*
Citigroup Global Markets Limited	3,000,000	4.33	—	358,209	*
Delaware PERS	515,000	0.74	—	61,493	*
Delta Airlines Master Trust	300,000	0.43	4,776	35,821	*
Duke Endowment	200,000	0.29	—	23,881	*
General Motors Employees Global Group Pension Trust	260,000	0.38	14,925	31,045	*
General Motors Foundation, Inc.	80,000	0.12	1,791	9,552	*
HCA Multi Strategy Trust	295,000	0.43		35,224
ICI American Holdings Trust	185,000	0.27	—	22,090	*
Lehman Brothers Inc.	4,735,000	6.83	—	565,373	1.32
OCM High Income Convertible Fund II Limited Partnership	100,000	0.14	7,761	11,940	*
OCM High Income Convertible Limited Partnership	35,000	0.05	10,746	4,179	*
Prudential Insurance Co. of America	45,000	0.06	—	5,373	*
Richard King Mellon Foundation	60,000	0.09	3,582	7,164	*
San Diego County Employee’s Retirement Association	15,000	0.02	2,388	1,791	*
Singlehedge US Convertible Arbitrage Fund	61,000	0.09	—	7,284	*
State of Oregon/Equity	2,680,000	3.87	—	320,000	*
Sturgeon Limited	300,000	0.43	—	35,821	*
Syngenta AG	145,000	0.21	—	17,313	*
The Long-Term Investment Trust	185,000	0.27	8,358	22,090	*
Tripar Partnership	55,000	0.08	3,582	6,567	*
Zeneca Holdings Trust	260,000	0.38	—	31,045	*
All other holders of Debentures or future transferees, pledges, or donees of such holders (4) (5)	750,000	1.08	—	89,552	*

*	Indicates a less than 1% interest in common stock.
(a)	Percentages may not sum due to rounding.
(1)	Does not include shares of common stock issuable upon conversion of the debentures.
(2)	Consists of shares of common stock issuable upon conversion of the debentures, assuming a conversion rate of 119.403 shares per $1,000 principal amount of debentures (which represents a conversion price of approximately $8.375 per shares). The conversion price is subject to adjustment as described above under “Description of the Debentures—Conversion Rate Adjustments.”

(3)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, using 43,170,297 shares outstanding on April 30, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of such holder’s debentures. However, we did not assume the conversion of any other holder’s debentures.
(4)	We will identify additional selling securityholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities.
(5)	Assumes that all holders of debentures, or any future transferees, pledgees, donees or successors of or from such holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

Selling Stockholders

	Number of Shares Beneficially Owned Prior to Offering	Shares Being Offered		Number of Shares After Completion of This Offering(1)
Marc Miller	—	52,540	(2)	0	*
New York Small Business Venture Fund, LLC	—	12,862	(3)	0	*
David Dorfman	—	10,287	(4)	0	*
Mill Neck Capital LLC	—	6,981	(5)	0	*
Peter Connell	—	6,650	(6)	0	*
Craig Schlanger	—	1,608	(7)	0	*
Neil Miller	—	257	(8)	0	*
Joan Miller	—	64	(9)	0	*

*	Indicates a less than 1% interest in common stock.
(1)	The numbers assume that the selling stockholders have sold all of the shares offered hereby prior to completion of this Offering.
(2)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable in connection with our agreement, as part of our acquisition of InSite, to make certain additional payments, in cash and/or stock, of up to $5 million in the aggregate to the former stockholders of InSite if certain earnings targets are met (the “Earn-Out Shares”). No Earn-Out Shares have been or will be issued.
(3)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.
(4)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.
(5)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.
(6)	Includes 1,608 shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.
(7)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.
(8)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.
(9)	Shares currently held in escrow pursuant to an Escrow Agreement dated as of March 26, 2004. Additional shares were potentially issuable as Earn-Out Shares. No Earn-Out Shares have been or will be issued.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Unless set forth below, to our knowledge none of the selling securityholders has had a material relationship with us or any of our affiliates within the past three years.

DESCRIPTION OF CAPITAL STOCK

The description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our restated by-laws is a summary and is qualified in its entirety by the provisions of our restated certificate of incorporation, as amended and our restated by-laws. The following summary of certain provisions of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the debentures or common stock. We encourage you to read our restated certificate of incorporation and our shareholder rights agreement that creates the rights to acquire shares of our preferred stock upon the occurrence of certain events because they, and not this summary, define the rights of holders of our common stock and the associated rights. We have filed our restated certificate of incorporation and our shareholder rights agreement with the SEC. See “Where You Can Find More Information” for information on how to obtain these documents.

Description of Common Stock

The description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our restated by-laws is a summary and is qualified in its entirety by the provisions of our restated certificate of incorporation, as amended and our restated by-laws.

We are authorized to issue 200,000,000 shares of common stock, $0.01 par value per share. As of July 22, 2005, there were approximately 46,569,961 shares of common stock outstanding.

Each share of our common stock is entitled to one vote on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our Board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Description of Preferred Stock

We are authorized to issue, without stockholder approval, up to 10,000,000 shares of preferred stock, $0.01 par value per share, having rights senior to those of our common stock. As of July 22, 2005, we had authorized the issuance of 3,000 shares of Series B convertible preferred stock (the “Series B Preferred Stock”), none of which were outstanding, 1,850,000 shares of Series A convertible preferred stock, none of which were outstanding, and 1,000,000 shares of Series C junior participating preferred stock (the “Series C Preferred Stock”), none of which were outstanding.

Our Board of Directors is authorized to issue additional shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

Our Board may fix the number of shares constituting any series and the designations of these series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designation relating to each series.

Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Delaware Law and Certain Charter and By-law Provisions

The provisions of Delaware law and of our restated certificate of incorporation, as amended, and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Delaware Statutory Business Combinations Provision.    In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors.    Our Board of Directors is divided into three classes. Each year our stockholders elect the members of one of the three classes to a three-year term of office. All directors elected to our classified Board of Directors serve until the election and qualification of their respective successors or their earlier resignation or removal. Only the Board of Directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Only the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the Board of Directors. For example, in general, at least two annual meetings would be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors.    Our restated by-laws provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date for proxy materials relating previous year’s annual meeting or, if the date of the annual meeting is held more than 30 days before or 60 days after the date of the previous year’s annual meeting, such notice must be delivered before the later of 90 days prior to the date of the annual meeting and 10 days after the date of the meeting is announced publicly. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our restated by-laws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders.    Special meetings of the stockholders may be called only by the entire Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

No Stockholder Action by Written Consent.    Our restated certificate of incorporation, as amended, does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required to Amend our By-laws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation, as amended, requires a 70% vote for any amendment to, or repeal of, our restated by-laws by the stockholders. Our restated by-laws may be amended or repealed by a simple majority vote of the Board of Directors.

Rights Plan

On April 9, 2003, our Board of Directors declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of our common stock, to stockholders of record at the close of business on April 28, 2003 (the “record date”). Each Right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share (a “Unit”) of Series C preferred stock, at a purchase price of $40.00 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the common stock and a “Distribution Date” will occur upon certain specified events.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2013, unless we earlier redeem or exchange them as described below.

If any person becomes an Acquiring Person (as defined in the Rights Agreement), also known as a “Section 11(a)(ii) Event”, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, cash, property or other of our securities) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the common stock at the date of the occurrence of the event.

If, at any time following a Section 11(a)(ii) Event, (i) we are acquired in a merger or other business combination transaction or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock (or other specified equity securities) of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock (or other specified equity securities) at the date of the occurrence of the event.

At any time after the occurrence of a Section 11(a)(ii) Event, our Board may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Series C preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time under certain circumstances set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

We may redeem the Rights in whole, but not in part, at any time before a Section 11(a)(ii) Event, at a price of $.001 per Right (payable in cash, common stock or other consideration deemed appropriate by our Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 per Right redemption price. The redemption price is payable in cash, stock or other consideration deemed appropriate by the Board.

Until a Right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for common stock (or other consideration) of ours or for common stock of the acquiring company as set forth above.

Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to such time as the Rights are no longer redeemable.

Transfer Agent And Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our Common Stock.

Nasdaq National Market Listing

Our Common Stock is listed on the Nasdaq National Market under the trading symbol “ALOY”.

DESCRIPTION OF THE DEBENTURES

We issued the debentures under an indenture between us and Deutsche Bank Trust Company Americas, as trustee. The terms of the debentures include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The trustee initially will act as paying agent, conversion agent and transfer agent under the indenture.

The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture, the form of the debentures and the registration rights agreement, which we have filed with the SEC. See “Where You Can Find More Information” for information on how to obtain these documents.

The registered holder of a debenture will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

When we refer to “the company,” “we,” “our” or “us” in this section, we refer only to Alloy, Inc., and not our subsidiaries.

Brief Description of the Debentures

The debentures to be offered by the selling securityholders pursuant to this prospectus:

•	are limited to $47,100,000 aggregate principal amount;

•	bear interest at a rate of 5.375% per year;

•	bear additional interest, which we refer to as “additional interest,” if we fail to comply with certain obligations set forth below under “—Registration Rights;”

•	are senior unsecured obligations, ranking equally with all of our existing and future senior unsecured indebtedness and senior in right of payment to any subordinated indebtedness, but as indebtedness of the Company, the debentures are effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries;

•	are convertible into our common stock at an initial conversion price of $8.375 per share, subject to adjustment as described below under “—Conversion Rights,” in the following circumstances:

(A) if the market price (as defined below) of our common stock is above 110% of the conversion price measured over a specified number of trading days;

(B) on or before August 1, 2018, if the ratio of the trading price (as defined below) of the debentures to the conversion value of the debentures is below 98% measured over a specified number of trading days; or

(C) upon the occurrence of specified corporate transactions;

•	are redeemable by us at our option at any time and from time to time after August 1, 2008, in whole or in part, at the redemption prices specified below under “—Optional Redemption;”

•	are subject to repurchase by us at your option on August 1, 2008, 2013 and 2018 or if a change of control occurs as set forth below under “—Repurchase at Option of Holders;” and

•	are due on August 1, 2023, unless earlier redeemed by us at our option, or converted or repurchased by us at your option.

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional senior debt or any other indebtedness or issuing or repurchasing other securities. In addition, the indenture does not protect the holders in the event of a highly leveraged transaction or a change in control except to the extent described below under “—Repurchase at Option of Holders—Change of Control Put.”

If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion price (including an adjustment at our option), the holders may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock.

No sinking fund is provided for the debentures. The debentures will not be subject to defeasance although we may redeem the debentures at any time or from time to time after August 1, 2008 as provided below under “—Optional Redemption.”

The debentures are issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Holders may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global securities, see “—Form, Denomination and Registration.”

Holders may not sell or otherwise transfer the debentures and the common stock issuable upon conversion of the debentures except in compliance with the provisions set forth below under “—Transfer Restrictions.”

Interest

The debentures bear interest from July 23, 2003 at the rate of 5.375% per year. We also will pay additional interest if we fail to comply with certain obligations set forth below under “—Registration Rights.”

We pay interest semiannually on February 1 and August 1 of each year to the holders of record at the close of business on the preceding February 1 and August 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. See “—Conversion Rights.” If a holder converts its debentures after a record date for an interest payment but prior to the corresponding interest payment date, it will receive interest accrued and paid on these debentures on the interest payment date, notwithstanding the conversion of the debentures prior to such interest payment date, because that holder will have been the holder of record on the corresponding record date. But, at the time such holder surrenders its debentures for conversion, it will be required to remit to us an amount equal to the interest that will be paid on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if holders elect to require us to repurchase the debentures on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the debentures being repurchased to, but excluding, the repurchase date to the same person to whom we will pay the principal of these debentures.

Except as provided below, we will pay interest on:

•	the global securities to DTC in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by holder of those debentures.

At maturity, we will pay interest on the definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

We will pay principal on:

•	the global securities to DTC in immediately available funds; and

•	the definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

•	Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

General

Holders may convert any outstanding debentures (or portions of outstanding debentures) into our common stock, initially at the conversion price of $8.375 per share, equal to a conversion rate of 119.4030 shares per $1,000 principal amount of debentures, under the circumstances summarized below. The conversion price will be subject, however, to adjustment as described below under “—Conversion Price Adjustments.” We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay cash to holders in an amount equal to the market value of that fractional share based upon the market price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

Holders may surrender debentures for conversion into our common stock prior to the close of business on their stated maturity date if any of the following conditions are satisfied:

•	during any fiscal quarter, if the market price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last day of the preceding fiscal quarter was more than 110% of the conversion price on that thirtieth trading day;

•	on or before August 1, 2018, during the five business-day period following any 10 consecutive trading-day period in which the average trading price for the debentures for that 10 trading-day period was less than 98% of the average conversion value, as described below, for the debentures during that period; or

•	upon the occurrence of any of the corporate transactions summarized below under “—Conversion Upon Specified Corporate Transactions.”

If a holder has exercised such holder’s right to require us to repurchase such holder’s debentures as described under “—Repurchase at Option of Holders,” such holder may convert its debentures into our common stock only if it withdraws its notice of exercise of repurchase and convert such holder’s debentures prior to the close of business on the applicable repurchase date. However, if such holder is a holder of debentures that have been called for redemption, it must exercise its conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price.

Conversion Upon Satisfaction of Market Price Conditions

A holder may convert any of its debentures into our common stock during any fiscal quarter if the market price of our common stock for at least 20 consecutive trading days in the 30 trading-day period ending on the last day of the preceding fiscal quarter exceeds 110% of the conversion price on that thirtieth trading day. The conversion price per share of common stock as of any day equals the quotient of the principal amount of a debenture divided by the number of shares of common stock issuable upon conversion of such debentures on that day.

On or before August 1, 2018, a holder also may convert its debentures into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the debentures for that 10 trading-day period was less than 98% of the average conversion value for the debentures during that period.

“Conversion value” is equal to the product of the market price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each debentures is then convertible.

Conversion Upon Specified Corporate Transactions

If:

•	we distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the market price of the common stock at the time of the announcement of that distribution;

•	we elect to distribute to all or substantially all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the market price of the common stock on the day preceding the declaration date for the distribution; or

•	a change of control as described under “—Repurchase at Option of Holders—Change of Control Put” occurs but holders of debentures do not have the right to require us to repurchase their debentures as a result of such change of control because either (a) the market price of our common stock for a specified period prior to that change of control exceeds a specified level or (b) because the consideration received in the change of control consists of capital stock that is freely traded and the debentures become convertible into that capital stock, each as more fully described under “—Repurchase at Option of Holders—Change of Control Put,”

then we must notify the holders of debentures at least 20 days prior to the ex-dividend date for the distribution or within 20 business days of the occurrence of the change of control, as the case may be. Once we have given that notice, holders may convert their debentures at any time until either (a) the earlier of close of business on the business day prior to the ex-dividend date and our announcement that the distribution will not take place, in the case of a distribution, or (b) within 20 business days of the change of control notice, in the case of a change of control. In the case of a distribution, no adjustment to the ability of a holder of debentures to convert will be made if the holder participates or will participate in the distribution without conversion.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property, a holder may convert debentures at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert debentures into common stock will be changed into a right to convert the debentures into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such debentures immediately prior to the transaction. If the transaction also constitutes a “change of control” (as defined below) the holder can require us to repurchase all or a portion of its debentures as described under “—Repurchase at Option of Holders—Change of Control Put.”

Conversion Procedures

Except as provided below, if a holder converts its debentures into our common stock on any day other than an interest payment date, such holder will not receive any interest that has accrued on these debentures since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted debentures. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

If a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. But, at the time of surrender of such debentures for conversion, such holder must pay us an amount equal to the interest that will be paid on the debentures being converted on the interest payment date. The preceding sentence, however, does not apply to a holder that converts, after a record date for an interest payment, but prior to the corresponding interest payment date, debentures that we call for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we call such holder’s debentures for redemption on a date that is after a record date for an interest payment but on or prior to the third business day after the corresponding interest payment date, and prior to the redemption date such holder chooses to convert your debentures, such holder will receive on the date that has been fixed for redemption the amount of interest it would have received if it had not converted its debentures.

A holder will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if it exercises your conversion rights, but a holder will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than such holder. If a holder converts any debentures within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than such holder’s unless the applicable restrictions on transfer have been satisfied. See “—Registration Rights; Transfer Restrictions.” Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by such holder have been paid.

To convert interests in a global debentures, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert definitive debentures, a holder will be required to:

•	complete the conversion notice on the back of the debentures (or a facsimile of it);

•	deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the debentures to be converted to which such holder is not entitled, as described in the second preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to a converting holder a certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

The conversion agent, which initially will be the indenture trustee, will, on our behalf, determine if the debentures are convertible as a result of the market price of our common stock on a daily basis, in the case of the right to convert upon satisfaction of market price conditions, and at the end of each quarter, in the case of the other bases upon which holders may convert their debentures, in each case, notifying us and the trustee.

Conversion Price Adjustments

We will adjust the initial conversion price for certain events, including:

(1) issuances of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions, combinations or reclassifications of our common stock;

(3) issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then current market price of our common stock;

(4) distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities, but excluding:

(A) the rights and warrants to the extent included pursuant to paragraph (3) above;

(B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph;

(C) any dividends or distributions paid exclusively in cash; or

(D) common stock distributions to the extent included pursuant to paragraph (1) above);

(5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock, other than dividends or distributions made in connection with our liquidation, dissolution or winding-up; and

(6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

If we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

If we elect to make a distribution described in paragraph (3) or (4) above, which, in the case of paragraph (4) above, has a per share value equal to more than 5% of the market price of our shares of common stock on the day preceding the declaration date for the distribution, then, if the distribution would also trigger a conversion right described above under “—Conversion Rights—Conversion Upon Specified Corporate Transactions,” or if the debentures are otherwise convertible, we will be required to give notice to the holders of debentures at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion price or the ability of a holder of a debenture to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

If we:

(1) reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

(2) consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

We may from time to time, to the extent permitted by law, reduce the conversion price or increase the conversion rate of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our Board of Directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

If we adjust the conversion price or conversion ratio pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

Impact of Proposed Spin-Off of Merchandising Business

The recently announced Spin-Off of our merchandise business, if completed, will have an impact on the debentures. Section 12.4(d) of the indenture provides that upon the occurrence of a transaction such as the contemplated Spin-Off, the conversion price of the debentures then in effect will be reduced to the price that is obtained by multiplying (i) the conversion price in effect on the record date for such Spin-Off by (ii) the quotient obtained by dividing (x) the difference between the per share Current Market Price of our common stock and the per share Fair Market Value of the common stock of the entity being spun off, divided by (y) the Current Market Price of our common stock. For purposes of Section 12.4(d), “Fair Market Value” of the securities being distributed in the Spin-Off is defined to mean the average of the closing sale prices of such securities on NASDAQ for the five consecutive trading days commencing on and including the sixth day of trading of those securities after the effectiveness of the Spin-Off, and “Current Market Price” of our common stock is defined to mean the average of the closing sale prices of our common stock on the NASDAQ over the same period. Thus, the conversion price for the debentures generally will be reduced in proportion to the respective market values of the spun-off entity and that of our remaining media business.

It is possible that the operation of Section 12.4(d) could result in a negative number in the likely event that the Fair Market Value of the spun-off entity’s common stock exceeds the Current Market Value of our common stock following the Spin-Off. As a result, Section 12.4(k) of the indenture provides that, in such circumstances (or if the Current Market Value of our common stock exceeds the Fair Market Value of the spun-off entity’s common stock by less than $1.00), then instead of an adjustment to the conversion price of the debentures, the debentures will become convertible both into shares of Alloy common stock and into that number of shares of the spun-off entity’s common stock that would have been issued in the Spin-Off in respect of such Alloy shares had the conversion occurred immediately prior to the effective date of the Spin-Off.

Optional Redemption

The debentures will not be redeemable at our option prior to August 1, 2008.

After August 1, 2008, we may redeem all or a part of the debentures upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the debentures redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage
2008	103%
2009	102%
2010	101%
2011 and thereafter	100%

If less than all of the debentures are to be redeemed at any time, the trustee will select debentures for redemption as follows:

•	if the debentures are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the debentures are listed; or

•	if the debentures are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No debenture of $1,000 principal amount or less can be redeemed in part. Notices of redemption will be mailed by the trustee to each holder of debentures to be redeemed at such holder’s registered address. Notices of redemption may not be conditional.

If any debentures are to be redeemed in part only, the notice of redemption that relates to those debentures in principal amount equal to the unredeemed portion of the original debentures will be issued in the name of the holder of debentures upon cancellation of the original debentures. Debentures called for redemption become due on the day fixed for redemption. On and after the redemption date, interest ceases to accrue on debentures or portions of them called for redemption.

Any notice of redemption shall include a (i) statement regarding the right of each holder to convert its debentures and (ii) on what date the averaging period shall commence.

Repurchase at Option of Holders

Optional Put

On August 1, 2008, 2013 and 2018, each holder may require us to repurchase for cash all of such holder’s debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of those debentures plus any accrued and unpaid interest, on those debentures to, but excluding, the repurchase date. Holders may submit their debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the repurchase date.

Change of Control Put

If a change of control occurs, each holder may require us to repurchase for cash all of such holder’s debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of the debentures to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

A “change of control” will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that such person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

(2) the first day on which a majority of the members of our Board of Directors are not continuing directors; or

(3) the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(A) any transaction:

(i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(ii) pursuant to which holders of our capital stock immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

(B) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

However, a change of control will be deemed not to have occurred if:

(1) the market price per share of our common stock for any five trading days within:

(A) the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under paragraph (1) above; or

(B) the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under paragraph (2) or (3) above,

equals or exceeds 110% of the conversion price of the debentures in effect on each such trading day; or

(2) at least 90% of the consideration in the transaction or transactions constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of the transaction or transactions, the debentures become convertible solely into such common stock (and any rights attached thereto).

Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act, while the term “continuing director” means, as of any date of determination, any member of the Board of Directors who:

•	was a member of the Board of Directors on July 23, 2003; or

•	was nominated for election or elected to the Board of Directors with the approval of a majority of the continuing directors who were members of the board at the time of new director’s nomination or election.

The definition of “change of control” includes a phrase relating to the conveyance, sale, transfer, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which is the law governing the indenture and the debentures. Accordingly, there may be uncertainty as to whether or not a change of control may have occurred and, therefore, as to whether or not the holders of debentures will have the right to require us to repurchase their debentures.

Repurchase Right Procedures

Within 20 business days after the occurrence of a change of control, we will be required to give notice to all holders of the occurrence of the change of control and of their resulting repurchase right. The repurchase date will be 20 business days after the date we give that notice. With respect to other repurchase rights, we will be required to give notice 20 business days prior to any repurchase date to all holders. The notices will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their debentures as described below.

If holders have the right to cause us to repurchase their debentures as described above, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

To elect to require us to repurchase debentures, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the repurchase date and must state certain information, including:

•	the certificate numbers of the holder’s debentures to be delivered for repurchase;

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the debentures are to be repurchased by us pursuant to the applicable provision of the indenture.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

(1) the principal amount of debentures being withdrawn;

(2) the certificate numbers of the debentures being withdrawn; and

(3) the principal amount, if any of the debentures that remain subject to the repurchase notice.

The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the debentures. In connection with any offer to require us to repurchase debentures as summarized above we will, to the extent applicable:

(1) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

(2) file a Schedule TO or any other required schedule or form under the Exchange Act.

Our obligation to pay the repurchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

If the paying agent holds money sufficient to pay the repurchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the debentures.

We may, to the extent permitted by applicable law and agreements governing our other debt, if any, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debentures so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

The repurchase rights described above may not necessarily protect holders of the debentures if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

Our ability to repurchase debentures upon the occurrence of a change in control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of our then existing debt, if any. Further, we cannot give any assurance that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a change of control would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other debt, if any. In addition, our ability to repurchase debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in the agreements governing our other debt, if any.

The change of control repurchase provision of the debentures may, in certain circumstances, make more difficult or discourage a takeover of our company. The change of control repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a typical term contained in many convertible securities similar to the debentures.

Consolidation, Merger and Assumption

The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	that person assumes all of our obligations under the indenture and the debentures; and

•	Alloy or such successor is not then or immediately thereafter in default under the indenture and no event which, after notice or lapse of time, would become an event of default under the indenture, shall have occurred and be continuing.

Events of Default

Each of the following constitutes an event of default under the indenture:

(1) our failure to pay when due the principal of or premium, if any, on any of the debentures at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) our failure to pay an installment of interest on any of the debentures for 30 days after the date when due;

(3) our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

(4) our default under any indebtedness for money borrowed by us or any of our subsidiaries that is a “significant subsidiary” or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary, the aggregate outstanding principal amount of which is in an amount in excess of $15 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures then outstanding, which default:

(A) is caused by our failure to pay when due principal or interest on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

(B) results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled; and

(5) certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any repurchase obligation.

If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of all the debentures and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to us (the default not having been cured or waived as provided under “—Modifications and Amendments” below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modifications and Amendments

Changes Requiring Approval of Each Affected Holder

The indenture, including the terms and conditions of the debentures, is not able to be modified or amended without the written consent or the affirmative vote of the holder of each debentures affected by such change to:

(1) change the maturity of the principal of or the date any installment of interest is due on any debentures;

(2) reduce the principal amount or repurchase price of or redemption price of or interest on any debentures;

(3) change the currency of payment of such debentures or interest thereon;

(4) alter the manner of calculation or rate of accrual of interest on any debentures or extend the payment of any such amount;

(5) impair the right to institute suit for the enforcement of any payment on or with respect to any debentures;

(6) modify our obligations to maintain an office or agency in New York, New York;

(7) except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights or the conversion rights of holders of the debentures;

(8) change redemption provisions to the indenture in a manner adverse to the holders of debentures; or

(9) reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default.

Changes Requiring Majority Approval

Except as otherwise provided in respect of changes requiring the approval of each affected holder and changes requiring no approval, the indenture, including the terms and conditions of the debentures, may be modified or amended either:

(1) with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

(2) by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the debentures represented at such meeting.

Changes Requiring No Approval

The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debentures, for the purposes of, among other things:

(1) adding to our covenants for the benefit of the holders of debentures;

(2) surrendering any right or power conferred upon us;

(3) providing for conversion rights of holders of debentures in the event of any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

(4) providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation or conveyance, sale, transfer or lease of all or substantially all of our assets;

(5) reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures (after taking into account tax and other consequences of such reduction);

(6) complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(7) making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the resale registration rights agreement, provided that such change or modification does not, in the good faith opinion of our Board of Directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

(8) curing any ambiguity or correcting or supplementing any defective provision contained in the indenture;

(9) adding guarantees with respect to the debentures; or

(10) adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect in any material respect the interests of the holders of debentures.

Governing Law

The indenture and the debentures are governed by, and will be construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

Deutsche Bank Trust Company Americas, as trustee under the indenture, initially has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights; Transfer Restrictions

We have entered into a resale registration rights agreement with the initial purchasers for the benefit of the holders of the debentures under which we, at our expense, for the benefit of the holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering the resale of the debentures and the shares of stock issuable upon conversion of the debentures. Pursuant to the registration rights agreement, we have agreed to keep the shelf registration statement effective until the earliest of:

•	August 20, 2005, which is two years after the last date of original issuance of any of the debentures;

•	the date when the holders of the debentures and the common stock issuable upon conversion of the debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

•	the date when all of the debentures and the common stock into which the debentures are convertible that are owned by the holders who complete and deliver the selling securityholder notice and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

Each holder wishing to sell debentures or common stock pursuant to the prospectus must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

(1) the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

(2) we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. Each holder, by its acceptance of a debenture, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

If:

(1) we have not filed the shelf registration statement with the SEC prior to or on the 90th day following the earliest date of original issuance of any of the debentures;

(2) the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the debentures; or

(3) any registration statement ceases to be effective or fails to be usable and (a) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (b) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be (each, a “registration default”), then additional amounts will accrue as liquidated damages on the debentures, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

(1) an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

(2) an additional 0.50% of the principal amount from and after the 91st day following such registration default.

In no event will additional amounts accrue at a rate per year exceeding 0.75%. If a holder has converted some or all of its debentures into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the debentures converted.

For holders of securities who or which are not named as a selling securityholder in this prospectus at the time of effectiveness of the shelf registration statement, we will prepare and file, if required, as promptly as practicable after the receipt of the holders’ selling securityholder questionnaires, amendments to the shelf registration statement containing this prospectus and/or supplements to this prospectus as necessary to permit such holders to deliver this prospectus, including any supplements, to purchasers of the offered securities, subject to our right to suspend the use of this prospectus as described above.

The above summary of some of the provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Form, Denomination and Registration

Denomination and Registration

The debentures will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Securities; Book-Entry Form

Except as provided below, the debentures are and will be evidenced by one or more global securities deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global securities may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global security directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global securities held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global securities, Cede & Co. for all purposes will be considered the sole holder of the global securities. Except as provided below, owners of beneficial interests in the global securities:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global securities.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal and interest payments on the global securities to Cede & Co., the nominee of DTC, as the registered owner of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global securities to owners of beneficial interests in the global securities.

We have been informed that it is DTC’s current practice, upon receipt of any payment of principal of and interest on the global securities, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global securities, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global securities held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If a holder would like to convert such holder’s debentures into common stock pursuant to the terms of the debentures, such holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the debentures represented by global securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global securities are credited and only for the principal amount of the debentures for which directions have been given.

DTC has further advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global securities. None of us, the trustee or any of our or its agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global securities.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the debentures and of common stock into which debentures may be converted, but does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on such investor’s particular tax situation (such as the alternative minimum tax provisions of the Code). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations, promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice as of the date of this offering memorandum. All of those authorities are subject to change, possibly on a retroactive basis, or differing interpretation, so as to result in U.S. federal income tax consequences different from those discussed below. This summary deals only with initial beneficial owners of debentures that will hold such debentures and common stock into which debentures may be converted as “capital assets,” within the meaning of Section 1221 of the Code, and does not address tax consequences applicable to holders that may be subject to special tax rules, such as financial institutions, tax- exempt organizations, expatriates, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold debentures as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction for tax purposes, persons who hold debentures through a partnership or other pass through entity, or persons that have a “functional currency” other than the U.S. dollar (except as disclosed below under “Non-U.S. Holders”). This summary discusses the tax consequences applicable to the holders who purchase the debentures at their “issue price” as defined in Section 1273 of the Code (i.e., the first price at which a substantial portion of the debentures is sold to the public). We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws, and except where noted, the U.S. federal estate, gift or alternative minimum tax consequences, if any, to the holder of the debentures and common stock into which debentures may be converted.

INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, the term “U.S. Holder” means a beneficial owner of a debenture or common stock that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, limited liability company or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) (a) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons, as defined in Section 7701(a)(3) of the Code, with authority to control all substantial decisions, or (b) a trust that was in existence on August 20, 1996 and was treated as a domestic trust on August 19, 1996, that has elected to continue to be treated as a U.S. trust. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a debenture or common stock that is not a U.S. Holder. It should be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes. Thus, for U.S. federal income tax purposes, the income, gain, loss and deductions of such an entity are attributed to the owner of such single member entity. The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a Non-U.S. Holder. Investors which are single member noncorporate entities should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Treatment of Convertible Debentures as Debt or Equity

We intend to treat the debentures as debt for federal income tax purposes. This characterization is binding on the holders of the debentures unless the holder discloses on his, her or its federal income tax return that he, she or it is taking a contrary position. The following assumes that the debentures will be treated as debt for federal income tax purposes.

U.S. Holders

The following is a summary of the principal U.S. federal income tax consequences resulting from the ownership and disposition of the debentures and common stock by U.S. Holders.

Payment of Interest

Stated interest on a debenture generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Debentures

Upon the sale, exchange or redemption of a debenture, a U.S. Holder generally will realize and recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or redemption and the U.S. Holder’s adjusted tax basis in such debenture. For these purposes, the amount realized on the sale, exchange or redemption of the debentures is equal to the amount of cash plus the fair market value of any other property received, but does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A U.S. Holder’s adjusted tax basis in a debenture generally will be the U.S. dollar value of the purchase price of such debenture on the date of purchase. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the debenture was held for more than one year. The deductibility of net capital losses is subject to limitations.

Constructive Dividends on Debentures

The conversion price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion ratio that increase a holder’s proportionate share of our assets or our earnings may in certain circumstances result in a constructive dividend to such holder, resulting in ordinary income to the holder to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Similarly, a failure to adjust the conversion price of the debentures to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to U.S. Holders of common stock.

Conversion of the Debentures

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a debenture into common stock, except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder’s tax basis in the common stock received on conversion of a debenture will be the same as such U.S. Holder’s adjusted tax basis in the debenture at the time of conversion reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion will generally include the holding period of the debenture converted.

Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share). The fair market value of the shares of common stock received which is attributable to accrued interest will be taxable as ordinary interest income.

Dividends on Common Stock

Generally, a distribution by us with respect to our common stock will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits as of the year of such distribution, then as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common stock that such U.S. Holder holds and thereafter as gain from the sale or exchange of such stock.

In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate U.S. Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) may qualify for an 80% dividends received deduction subject to important exceptions.

Recently enacted tax legislation lowers the maximum U.S. individual tax rate on capital gains and “qualified dividend income” to 15% so long as certain specified holding periods are satisfied. Capital gains on sales of our common stock by U.S. individuals and “capital gain” dividends received by U.S. individuals generally will be eligible for the reduced 15% rate.

Sale of Common Stock

Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the U.S. Holder’s holding period is more than one year and will be short-term if the holding period is equal to or less than one year.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the debentures or common stock by Non-U.S. Holders.

Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax, or in certain circumstances, United States expatriates. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

Subject to the discussion below of backup withholding, interest paid on the debentures to a Non-U.S. Holder generally will not be subject to U.S. federal income tax if:

(1) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder and applicable certification requirements are met;

(2) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

(3) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of debentures would be deemed to own constructively the common stock into which it could be converted);

(4) the Non-U.S. Holder, under penalty of perjury, certifies that he, she or it is not a U.S. person (as defined in Section 7701(a)(3) of the Code) and provides his, her or its name and address; and

(5) the Non-U.S. Holder is not a bank receiving interest on the debentures pursuant to a loan agreement entered into in the ordinary course of its trade or business.

If certain requirements are satisfied, the certification described in clause 4 above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business. In addition, the certification described in clause 4 above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met.

With respect to foreign partnership and certain foreign trusts, Treasury Regulations require such entities to provide additional documentation which (i) certifies that the individual partners, beneficiaries, or owners of the partnership or trust are not U.S. Holders, and (ii) provides the names and addresses of the individual partners, beneficiaries or owners.

A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a U.S. trade or business of the holder or a lower treaty rate applies and, in either case, the Non-U.S. Holder provides us with proper certification as to the holder’s exemption from withholding. If the interest is effectively connected to the conduct of a U.S. trade or business of the Non-U.S. Holder, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. In addition, with respect to corporate holders and under certain circumstances, a Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the U.S. trade or business. For this purpose, interest will be included in the earnings and profits of such foreign corporation. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

Sale or Exchange

Subject to the discussion below on backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on the gain realized on the sale or exchange of a debenture, or the sale or exchange of common stock, unless:

(1) the gain is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

(2) in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale or exchange and certain other requirements are met; or

(3) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Conversion of the Debentures

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of a debenture into shares of common stock. The fair market value of shares of common stock received, which is attributable to accrued interest, will be subject to the rules applicable to the payment of interest described above. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a debenture or common stock.

Dividends

Subject to the discussion below on backup withholding, dividends, if any, paid on the common stock to a Non-U.S. Holder that are not treated as effectively connected to a trade or business carried on by the Non-U.S.

Holder in the United States generally will be subject to a 30% U.S. federal withholding tax, subject to reduction for Non-U.S. Holders eligible for the benefits of certain income tax treaties. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in “U.S. Holders—Constructive Dividends on Debentures” above. A Non-U.S. Holder who wishes to claim the benefits of an applicable tax treaty will be required to satisfy certain certification and other requirements.

Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and if required by an applicable tax treaty, is attributable to a permanent establishment maintained in the United States). Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

A debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. However, common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, and the rate of tax that applies thereto may be reduced or eliminated if an applicable estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

U.S. Holders

A U.S. Holder of debentures or common stock may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments, dividend payments and, under certain circumstances, principal payments on the debentures and certain other consideration received upon the call, exchange, redemption or conversion of a debenture. These backup withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding. A U.S. Holder who does not provide us with its correct TIN may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established. We will report to U.S. Holders of debentures and common stock and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and tax withheld with respect to, such holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated.

Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of interest or principal of the debentures by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of debentures or share of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of debentures or shares of common stock effected outside the United States to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income from all sources for certain periods from activities that are effectively connected with a U.S. trade or business, a foreign partnership in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or a foreign partnership that is engaged in a trade or business in the United States, information reporting requirements, but not backup withholding, will apply unless such broker has documentary evidence in its files of the holder’s Non-U.S. status and has no actual knowledge (or reason to know) to the contrary or unless the holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell common stock, the debentures and the underlying common stock (collectively, the “securities”) directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Sales of the securities may be effected by the selling securityholder from time to time in one or more types of transactions, which may include block transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the securities whether such options are listed on an options exchange or otherwise, through short sales of securities, or a combination of such methods of sale, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at fixed prices or at negotiated prices. Such transactions may or may not involve brokers or dealers.

The securities may be sold by one or more, or a combination, of the following, in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by this broker-dealer for its account through this prospectus;

•	an exchange distribution;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	an underwritten offering;

•	by pledge to secure debts and other obligations; or

•	to cover hedging transactions made pursuant to this prospectus.

If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution. In making sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales.

The aggregate proceeds to the selling securityholders from the sale of the common stock, the debentures or the underlying common stock offered by them hereby will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from this offering.

In connection with the sale of securities, the selling securityholders may enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the securities in the course of hedging the positions they assume; sell short or deliver securities to close out positions; or loan securities to brokers, dealers or others that may in turn sell such securities. The selling securityholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the securities. The broker-dealer may then resell or transfer these securities through this prospectus. The selling securityholders may also loan or pledge the securities to a broker-dealer. The broker-dealer may sell the securities which are loaned, or upon a default the broker-dealer may sell the pledged securities by use of this prospectus. Some or all of the securities offered in this prospectus may also be sold to or through an underwriter or underwriters. Any securities sold in that manner will be acquired by the underwriters for their own accounts and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. These securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or disallowed to be paid to dealers may be changed at different times.

Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of securities for whom such underwriters, broker-dealers or agents may act as agents or to whom they sell as principal, or both (that compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated at the time of sale).

The selling securityholders and any underwriters, broker-dealers or agents that act in connection with the sale of securities may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Act, and any commissions received by them and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Act.

Because each of the selling securityholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. Neither the delivery of any prospectus, or any prospectus supplement, nor any other action taken by the selling securityholders or any purchaser relating to the purchase or sale of securities under this prospectus shall be treated as an admission that any of them is an underwriter within the meaning of the Act relating to the sale of any securities. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

The securities may be sold through registered or licensed brokers or dealers if required under applicable state securities laws. Additionally, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Upon notification to us by the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary offering or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose:

•	the name of the selling stockholder(s) and of the participating broker-dealer(s),

•	the securities involved,

•	the price(s) at which such securities were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

We have agreed to indemnify the selling securityholders, and the selling securityholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the securities, against certain liabilities, including liabilities arising under the Act.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $160,606.

LEGAL MATTERS

The validity of the issuance of the securities registered under this Registration Statement has been passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts. The fair market value of all securities of the Registrant owned, received or to be received, or subject to options, warrants or rights received or to be received by members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., including certain members of their families and trusts for their benefit, does not exceed $50,000.

EXPERTS

The consolidated financial statements and schedules of Alloy, Inc. and its subsidiaries as of January 31, 2005 and for the year then ended incorporated by reference herein and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements and schedules of Alloy, Inc. and its subsidiaries as of January 31, 2004 and for each of the years in the two-year period ended January 31, 2004, are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s Web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our common stock is listed and traded on the Nasdaq National Market under the symbol “ALOY.”

This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock and debentures. Copies of the registration statement and its exhibits are on file at the offices of the Commission. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended January 31, 2005, filed on April 18, 2005 (File No. 000-26023);

•	Our Current Report on Form 8-K, filed on June 2, 2005 (File No. 000-26023);

•	Our Current Report on Form 8-K, filed on June 7, 2005 (File No. 000-26023);

•	Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, filed on June 9, 2005 (File No. 000-26023); and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 11, 1999 (File No.000-26023), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 333-74159), and any amendment or reports filed with the SEC for purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting You may request a copy of any of these filings at no cost, by writing to us at the following address: Alloy, Inc., 151 West 26th Street, 11th Floor, New York, NY 10001, Attention: Investor Relations.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC registration fee	$6,507.52
Trustee fees and Expenses	25,000.00
Accounting fees and expenses	50,000.00
Legal fees and expenses	50,000.00
Printing and mailing expenses	25,000.00
Miscellaneous	5,000.00

Total	$161,507.52

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation (the “Charter”) provides that we shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”), as amended from time to time, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Any expenses, including attorneys’ fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if the DGCL requires an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, shall be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the aforementioned indemnification provisions, we may, at the discretion of our chief executive officer, enter into indemnification agreements with directors or officers.

Section 145 of the DGCL provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

Item 15.	Recent Sales of Unregistered Securities.

On August 2, 2001, we completed the acquisition of all of the outstanding capital stock of CASS Communications, Inc., an Illinois corporation with a principal place of business in Evanston, Illinois (“CASS”), in exchange for 1,720,392 unregistered shares of our common stock issued to the former sole stockholder of CASS, $9,700,000 in cash, a contingent note for cash and the promise to issue additional shares of common stock if certain performance targets were met during the 12-month period following the acquisition. The contingent note expired without any payments being made thereunder and no additional shares of common stock were issued to the former stockholder of CASS because the earnings target for the 12-month period following the acquisition was not met. Of the shares issued in this transaction, 258,059 shares were placed in escrow pursuant to an escrow agreement, all of which shares were released from escrow in August 2002.

On September 28, 2001, Alloy completed the acquisition of all of the outstanding capital stock of Dan’s Competition, Inc. (“Dan’s”), an Indiana corporation with a principal place of business in Mt. Vernon, Indiana in exchange for 2,081,037 unregistered shares of our common stock; $11,000,000 in cash; and two contingent promissory notes, which notes expired in November 2002 without any payments being made thereunder. We issued an additional 37,037 shares of common stock as a working capital adjustment to the purchase price. Of the shares issued in this transaction, 370,370 shares were placed in escrow pursuant to an escrow agreement, all of which shares were released from escrow in October 2002.

On November 1, 2001, Alloy completed the acquisition of all of the stock of Target Marketing & Promotions, Inc. (“Target”), a Massachusetts corporation that provides market research and promotional activities and services targeted at the Generation Y audience. To pay for the acquisition, we issued 204,967 unregistered shares of our common stock. In addition, on September 13, 2002, December 19, 2002 and November 10, 2003, as additional performance based consideration, we issued an aggregate of 68,401, 484,975 and 619,101 shares of common stock, respectively, based upon Target’s earnings before interest and taxes for the four fiscal quarterly periods and two annual periods beginning November 1, 2001. Of the shares issued in this transaction, 30,745 shares were placed in escrow pursuant to an escrow agreement, all of which shares have been released from escrow.

On November 1, 2001, Alloy entered into definitive purchase agreements to sell 2.575 million shares of newly issued common stock in a private placement to both new institutional investors and existing shareholders for an aggregate purchase price of $32,187,500.

On November 26, 2001, Alloy acquired substantially all of the assets of the 360 Youth business of MarketSource Corporation, a Delaware corporation (“MarketSource”), in exchange for 1,839,520 unregistered shares of our common stock; $13,375,000 in cash; and two warrant to purchase up to 110,000 shares of Alloy common stock, each at a price of $13.78 per share. In accordance with its terms, the first warrant may be exercised with respect to 50,000 shares of Common Stock on or after November 26, 2002 and prior to November 26, 2007, and with respect to the remaining 50,000 shares of Common Stock, on or after November 26, 2003 and prior to November 26, 2008. The second warrant for 10,000 shares is currently exercisable and expires on November 25, 2007. We also agreed to issue up to an additional 1,545,197 shares of our common stock to the former owner of 360 Youth if 360 Youth, as our new subsidiary, met certain earnings targets over the 12-month period following the closing of the acquisition. All of such 1,545,197 shares were issued on April 10, 2003. Of the shares issued in this transaction, 283,286 were placed in escrow as security for the indemnification of obligations of the former owner of the 360 Youth business to us under the Purchase Agreement between us and MarketSource, which escrowed shares were released in November 2002 after the resolution of all acquisition-related contingencies.

On January 28, 2002, we issued and sold to Fletcher International, Ltd., a private investment entity, 1,367,366 shares of our common stock, at a purchase price of $21.94 per share, for an aggregate purchase price of $30,000,000, and issued a warrant to purchase up to 888,788 shares of our common stock, in each case subject to adjustment under specified circumstances. As originally issued, the warrant was exercisable in whole or in part at any time on or prior to January 28, 2012 at an exercise price of $21.94 per share, subject to adjustment. In July, 2003, the warrant was adjusted to become exercisable for up to 1,019,291 shares of our common stock at an exercise price of $19.13. Each of the purchase price for our common stock and the exercise price under the warrant was equal to approximately 111% of the closing price of our common stock on January 25, 2002.

On March 20, 2002, we completed a merger to acquire GFLA, Inc. (“GFLA”), a California corporation, with a principal place of business in Valencia, California. In connection with the merger, we issued 20,000 unregistered shares of our common stock valued at $14.11 per share, for an aggregate value of $282,200, and warrants, valued at $690,925 to purchase up to 100,000 shares of unregistered common stock issued to the former shareholders of GFLA. In valuing the warrants, we assume dividend yield of 0%, volatility of 75%, risk-free interest rate of 4.7%, and an expected life of one year. Each warrant entitles its holder to purchase one share of common stock until May 18, 2003 with respect to 50% of the warrants, and until May 18, 2004 with respect to the remaining 50% of the warrants, at an exercise price of $13.65 per share. GFLA is a retailer and manufacturer of clothing and accessories targeting the girls segment of the Generation Y market.

On June 10, 2002 and August 19, 2002, as performance-based partial consideration for our prior acquisitions of all of the issued and outstanding capital stock of Triple Dot Communications, Inc. (“Triple Dot”), a Massachusetts corporation, and all of the membership interests of Y-Access LLC (“Y-Access”), a Massachusetts limited liability company, we issued an aggregate of 93,570 shares and 7,798 shares, respectively, of unregistered common stock to the former two shareholders of Triple Dot and the former four securityholders of Y-Access.

On October 23, 2002, as performance-based partial consideration for our prior acquisition of all of the Strength Magazine assets of Rapid Service Company (“Rapid Service”), an Ohio corporation, we issued an aggregate of 27,248 shares of unregistered common stock to Rapid Service.

On or about November 1, 2002, as partial consideration for our acquisition of substantially all of the assets of Career Recruitment Media, Inc., an Illinois corporation (“CRM”), we issued to the sole shareholder of CRM, a warrant to purchase up to 10,000 shares of our common stock, subject to adjustment under specified circumstances. The warrant is exercisable, in whole or in part, at any time on or before November 1, 2004 at an exercise price of $9.62 per share, subject to adjustment.

On July 24, 2003 we completed a private offering of $65.0 million aggregate principal amount of our 5.375% Convertible Debentures due August 1, 2023, the (“Debentures”) for aggregate net proceeds of approximately $62.4 million. The Debentures have an annual coupon rate of 5.375%, payable in cash semi-annually. Lehman Brothers Inc., CIBC World Market Corp., J.P. Morgan Securities Inc., and S.G. Cowen Securities Corporation (the “Initial Purchasers”) were the initial purchasers of the Debentures. The Debentures are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of Alloy common stock at a conversion price of approximately $8.375 per share, subject to certain adjustments and conditions. The Debentures are our general unsecured obligations and will be equal in right of payment to our existing and future senior unsecured indebtedness; and are senior in right of payment to all of our future subordinated debt. We may not redeem the Debentures until August 1, 2008. The holders of the Debentures may put the Debentures back to us at par plus accrued but unpaid interest on each of August 1, 2008, 2013 and 2018, subject to certain conditions. On August 20, 2003, we issued and sold an additional $4.3 million aggregate principal amount of our Debentures to the Initial Purchasers, pursuant to the exercise of an over-allotment option granted to the Initial Purchasers in the purchase agreement relating to the Debentures.

On or about March 26, 2004, we issued an aggregate of 560,344 shares of Common Stock in connection with our acquisition of InSite Advertising, Inc., of which 442,975 shares were issued to the former owners of InSite Advertising, Inc., 86,207 shares are currently held in escrow to cover certain indemnification obligations of the former owners, and 31,162 shares were returned to Alloy as treasury stock as a result of a share reevaluation provision.

The securities issued in the foregoing transaction were offered and sold in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided in Section 4(2) of the Securities Act, and the regulations promulgated thereunder, relating to sales by an issuer not involving any public offering. No underwriters were involved in the foregoing sales of securities.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits:

(b)	Financial Statements Schedules

Financial Statements Schedules are omitted because the information is included in the Financial Statements or notes thereto.

Item 17.	Undertakings.

(a)	The Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on August 8, 2005.

ALLOY, INC.

By:	/S/ MATTHEW C. DIAMOND
Matthew C. Diamond
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Matthew C. Diamond and James K. Johnson, Jr., and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MATTHEW C. DIAMOND Matthew C. Diamond	Chief Executive Officer and Chairman (principal executive officer)	August 8, 2005

/S/ JAMES K. JOHNSON, JR. James K. Johnson, Jr.	Chief Financial Officer (principal financial and accounting officer) and Director	August 8, 2005

/S/ SAMUEL A. GRADESS Samuel A. Gradess	Executive Vice President, Director	August 8, 2005

/S/ PETER M. GRAHAM Peter M. Graham	Director	August 8, 2005

/S/ EDWARD MONNIER Edward Monnier	Director	August 8, 2005

/S/ ANTHONY N. FIORE Anthony N. Fiore	Director	August 8, 2005

/S/ MATTHEW L. FESHBACH Matthew L. Feshbach	Director	August 8, 2005

/S/ JEFFREY HOLLENDER Jeffrey Hollender	Director	August 8, 2005

EXHIBIT INDEX

Exhibit Number
2.1	Acquisition Agreement by and among Alloy, Inc., Dodger Acquisition Corp. and dELiA*s Corp., dated as of July 30, 2003 (incorporated by reference to Alloy’s Current Report on Form 8-K filed July 31, 2003)

3.1	Restated Certificate of Incorporation of Alloy Online, Inc. (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

3.2	Certificate of Amendment of Certificate of Incorporation of Alloy Online, Inc. (incorporated by reference to Alloy’s Current Report on Form 8-K filed August 13, 2001)

3.3	Certificate of Amendment of Restated Certificate of Incorporation of Alloy Online, Inc. (incorporated by reference to Alloy’s Current Report on Form 8-K filed March 13, 2002)

3.4	Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Alloy Online, Inc. (incorporated by reference to Alloy’s Current Report on Form 8-K filed June 21, 2001)

3.5	Certificate of Designations of Series C Junior Participating Preferred Stock of Alloy, Inc. (incorporated by reference to Alloy’s Current Report on Form 8-K filed April 14, 2003)

3.6	Restated By-Laws (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

4.1	Form of Common Stock Certificate (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

4.2	Warrant to Purchase Common Stock, dated as of November 26, 2001, issued by Alloy, Inc. to MarketSource Corporation (incorporated by reference to Alloy’s Current Report on Form 8-K filed December 11, 2001)

4.3	Warrant to Purchase Common Stock, dated as of January 28, 2002, issued by Alloy, Inc. to Fletcher International Ltd. (incorporated by reference to Alloy’s Current Report on Form 8-K/A filed February 1, 2002)

4.4	Form of Warrant to Purchase Common Stock, dated as of June 19, 2001, issued by Alloy Online, Inc. to each of the purchasers of Alloy’s Series B Preferred Stock (incorporated by reference to Alloy’s Current Report on Form 8-K filed June 21, 2001)

4.5	Warrant to Purchase Common Stock, dated as of March 18, 2002, issued by Alloy, Inc. to Craig T. Johnson (incorporated by reference to Alloy’s 2002 Annual Report on form 10-K filed May 1, 2003)

4.6	Warrants to Purchase Common Stock, dated as of March 18, 2002, issued by Alloy, Inc. to (i) Debra Lynn Millman, (ii) Kim Suzanne Millman, and (iii) Ronald J. Bujarski (substantially identical to Warrant referenced as Exhibit 4.5 in all material respects, and not filed with Alloy’s 2002 Annual Report on Form 10-K, filed May 1, 2003, pursuant to Instruction 2 of Item 601 of Regulation S-K)

4.7	Warrant to Purchase Common Stock, dated as of November 1, 2002, issued by Alloy, Inc. to Alan M. Weisman (incorporated by reference to Alloy’s 2002 Annual Report on form 10-K filed May 1, 2003)

4.8	Form of 5.375% Global Convertible Senior Debenture due 2023 in the aggregate principal amount of $69,300,000 (incorporated by reference to Alloy’s Registration Statement on Form S-3 filed October 17, 2003 (Registration Number 333-109786))

4.9	Indenture between Alloy, Inc. and Deutsche Bank Trust Company Americas, dated as of July 23, 2003 (incorporated by reference to Alloy’s Registration Statement on Form S-3 filed October 17, 2003 (Registration Number 333-109786))

Exhibit Number
5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding the legality of the debentures and shares of common stock being registered*

10.1	Alloy, Inc. Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan (incorporated by reference to Alloy’s 2002 Annual Report on form 10-K filed May 1, 2003)

10.1.1	First Amendment to Alloy, Inc. Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan (incorporated by reference to Alloy’s Proxy Statement on Schedule 14A filed on June 2, 2003)

10.1.2	Second Amendment to Alloy, Inc. Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan (incorporated by reference to Alloy’s Registration Statement on Form S-8 filed October 17, 2003 (Registration Number 333-109788))

10.1.3	Third Amendment to Alloy, Inc. Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on December 10, 2004

10.2	Amended and Restated Alloy, Inc. 2002 Incentive and Non-Qualified Stock Option Plan (incorporated by reference to Alloy’s 2002 Annual Report on Form 10-K filed May 1, 2003)

10.3	Employment Agreement dated February 1, 2004 between Matthew C. Diamond and Alloy Inc. (incorporated by reference to Alloy’s Annual Report on Form 10-K, filed on May 27, 2004.)

10.4	Employment Agreement dated February 1, 2004 between James K. Johnson, Jr. and Alloy, Inc. (incorporated by reference to Alloy’s Annual Report on Form 10-K, filed on May 27, 2004.)

10.5	Employment Agreement dated April 19, 1999 between Samuel A. Gradess and Alloy Online, Inc. (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

10.6	Non-Competition and Confidentiality Agreement dated November 24, 1998 between Matthew C. Diamond and Alloy Online, Inc. (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

10.7	Non-Competition and Confidentiality Agreement dated November 24, 1998 between James K. Johnson, Jr. and Alloy Online, Inc. (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

10.8	Non-Competition and Confidentiality Agreement dated November 24, 1998 between Samuel A. Gradess and Alloy Online, Inc. (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159))

10.9	Employment Offer Letter dated May 24, 2000 between Robert Bell and Alloy Online, Inc. (incorporated by reference to Alloy’s 2000 Annual Report on Form 10-K filed May 1, 2001)

10.10	Non-Competition and Confidentiality Agreement dated March 24, 2000 between Robert Bell and Alloy Online, Inc. (incorporated by reference to Alloy’s 2000 Annual Report on Form 10-K filed May 1, 2001)

10.11	Incentive Stock Option Agreement dated as of July 19, 2000 between Alloy Online, Inc. and Robert Bell (incorporated by reference to Alloy’s 2000 Annual Report on Form 10-K filed May 1, 2001)

10.12	Non-Qualified Stock Option Agreement dated as of July 19, 2000 between Alloy Online, Inc. and Robert Bell (incorporated by reference to Alloy’s 2000 Annual Report on Form 10-K filed May 1, 2001)

Exhibit Number
10.13	Flexible Standardized 401(k) Profit Sharing Plan Adoption Agreement (incorporated by reference to Alloy’s Registration Statement on Form S-1 filed March 10, 1999 (Registration Number 333-74159)).

10.14	1999 Employee Stock Purchase Plan (incorporated by reference to Amendment No. 2 to Alloy’s Registration Statement on Form S-1/ A filed April 22, 1999 (Registration Number 333-74159))

10.15	Reserved

10.16	Standard Office Lease between Arden Realty Finance Partnership, L.P. and Cass Communications, Inc., dated as of September 11, 1998 (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed September 14, 2001)

10.16.1	First Amendment to Standard Office Lease, dated as of November 1, 2001, by and between Arden Realty Finance Partnership, L.P. and Alloy, Inc. (incorporated by reference to Alloy’s 2001 Annual Report on Form 10-K filed May 1, 2002)

10.17	Reserved.

10.18	Modification to Lease, dated November 2, 1999, by and between Alloy, Inc. and Abner Properties Company, dated April 16, 2002 (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed June 14, 2002)

10.18.1	Second Lease Modification Agreement between Alloy, Inc. and Abner Properties Company, c/o Williams Real Estate Co., Inc., dated as of January 28, 2002 (incorporated by reference to Alloy’s Annual Report on Form 10-K filed May 1, 2002). Third lease modification dated August 31, 2002

10.18.2	Third Lease Modification and Extension Agreement, dated as of August 31, 2002 between Abner Properties Company c/o Williams U.S.A Realty Services, Inc. and Alloy, Inc. (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed December 16, 2002)

10.19	Assignment and Assumption of Lease between Alloy, Inc. and Goldfarb & Abrandt dated as of February 1, 2002 (incorporated by reference to Alloy’s Annual Report on Form 10-K filed May 1, 2002)

10.20	Amended and Restated 1996 Stock Incentive Plan of dELiA*s Inc. (incorporated by reference to dELiA*s Inc. Schedule 14A filed June 12, 1998)

10.20.1	First Amendment to dELiA*s Inc. Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to Alloy’s Registration Statement on Form S-8 filed October 17, 2003 (Registration Number 333-109788))

10.21	1998 Stock Incentive Plan of dELiA*s Inc. (incorporated by reference to dELiA*s Inc. Annual Report on Form 10-K 405, filed April 19, 1999)

10.21.1	First Amendment to dELiA*s, Inc. 1998 Stock Incentive Plan (incorporated by reference to Alloy’s Registration Statement on Form S-8, filed October 17, 2003 (Registration Number 333-109788))

10.22	iTurf Inc. 1999 Amended and Restated Stock Incentive Plan (incorporated by reference to Amendment No. 2 to the iTurf Inc. registration statement on Form S-1/ A filed April 6, 1999 (Registration No. 333-71123))

10.22.1	First Amendment to iTurf Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Alloy’s Registration Statement on Form S-8 filed October 17, 2003 (Registration Number 333-109788))

Exhibit Number
10.23	Lease Agreement dated May 3, 1995 between dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York (the “Lease Agreement”); Modification and Extension of Lease Agreement, dated September 26, 1996 (incorporated by reference to the dELiA*s Inc. Registration Statement on Form S-1 filed January 25, 1999 (Registration No. 333-15153))

10.23.1	Agreement dated April 4, 1997 between dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, amending the Lease Agreement (incorporated by reference to dELiA*s Inc. Annual Report on Form 10-K filed)

10.23.2	Agreement dated October 7, 1997 between dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, amending the Lease Agreement (incorporated by reference to dELiA*s Inc. Quarterly Report on Form 10-Q filed)

10.24	Amended and Restated Loan and Security Agreement by and among Wells Fargo Retail Finance LLC, as lender, and dELiA*s Corp., as lead borrower and agent for the other borrowers named within, dated October 14, 2004 (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on December 10, 2004)

10.25	Master License Agreement, dated February 24, 2003, by and between dELiA*s Brand LLC and JLP Daisy LLC (incorporated by reference to dELiA*s Current Report on Form 8-K filed February 26, 2003)

10.26	License Agreement, dated February 24, 2003, by and between dELiA*s Corp. and dELiA*s Brand LLC (incorporated by reference to dELiA*s Current Report on Form 8-K filed February 26, 2003)

10.27	Mortgage Note Modification Agreement and Declaration of No Set-Off, dated as of April 19, 2004, by and between dELiA*s Distribution Company and Manufacturers and Traders Trust Company (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on June 9, 2004)

10.27.1	Amendment to Construction Loan Agreement, dated as of April 19, 2004, by and between dELiA*s Distribution Company and Manufacturers and Traders Trust Company with the joinder of dELiA*s Corporation and Alloy, Inc. (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on June 9, 2004)

10.27.2	Second Amendment to Construction Loan Agreement, dated September 3, 2004, by and between Manufacturers and Traders Trust Company and dELiA*s Distribution Company with the joinder of dELiA*s Corporation and Alloy, Inc. (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on December 10, 2004)

10.27.3	Continuing Guarantee, dated as of April 19, 2004, by and among dELiA*s Corporation (Guarantor), dELiA*s Distribution Company (Borrower) and Manufacturers and Traders Trust Company (Bank) (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on June 9, 2004)

10.27.4	Continuing Guarantee, dated as of April 19, 2004, by and among Alloy, Inc. (Guarantor), dELiA*s Distribution Company (Borrower) and Manufacturers and Traders Trust Company (Bank) (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q, filed on June 9, 2004)

10.28	Employment Letter, dated October 27, 2003, between Alloy, Inc. and Robert Bernard (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed December 22, 2003)

10.29	Alloy, Inc. Convertible Senior Debentures Purchase Agreement, dated as of July 17, 2003, by and among Alloy and the Initial Purchasers named therein. (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on May 27, 2004.)

10.30	Resale Registration Rights Agreement dated as of July 31, 2003 between Alloy, Inc., Lehman Brothers, Inc., CIBC World Markets Corp., JP Morgan Securities, Inc. and SG Cowen Securities Corporation (incorporated by reference to Alloy’s Registration Statement on Form S-3, filed October 17, 2003 (Registration Number 333-109786))

Exhibit Number
10.31	Sublease Agreement, dated as of December 3, 2003, by and between MarketSource, L.L.C. and 360 Youth, LLC. (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on May 27, 2004)

10.32	Alloy, Inc. Outside Director Compensation Arrangements for fiscal year ending January 31, 2006 (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.33	Alloy, Inc. Compensation Arrangements for Certain Named Executive Officers, as amended (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed on June 9, 2005)

10.34	Form of Nonqualified Stock Option Agreement for 2002 Non-Qualified Option Plan (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.35	Form of Nonqualified Stock Option Agreement for Restated 1997 Employee, Director and Consultant Stock Option Plan (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.36	Form of Incentive Stock Option Agreement for Restated 1997 Employee, Director and Consultant Stock Option Plan (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.37	Form of Nonqualified Stock Option Agreement for iTurf Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.38	Form of Incentive Stock Option Agreement for iTurf Inc. Amendment and Restated 1999 Stock Incentive Plan (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.39	Form of Restricted Stock Agreement(1) (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.40	Form of Restricted Stock Agreement(2) (incorporated by reference to Alloy’s Annual Report on Form 10-K filed on April 18, 2005)

10.41	Letter Agreement with MLF Investments, LLC, dated as of April 13, 2005 (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed on June 9, 2005)

10.42+	Asset Purchase Agreement by and among XP Innovation LLP, Dan’s Competition, LLC, Alloy, Inc., and Steven Kalsch, William Cartwright and Dustin Wilson, dated as of May 31, 2005 (incorporated by reference to Alloy’s Quarterly Report on Form 10-Q filed on June 9, 2005)

12.1*	Ratio of Earnings to Fixed Charges*

23.1*	Consent of BDO Seidman, LLP*

23.2*	Consent of KPMG, LLP*

23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, under the Indenture (incorporated by reference to Alloy’s Registration Statement on Form S-3 filed October 17, 2003 (Registration Number 333-109786).

*	Filed herewith.
+	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.